                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 10/A
                               (Amendment No. 1)

             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                BIONUTRICS, INC.
                 (Exact Name of Registrant Specified in Charter)


                     Nevada                           86-0760991
         (State or Other Jurisdiction of          (I.R.S. Employer
         Incorporation or Organization)           Identification No.)


 2425 E. Camelback Road, Suite 650, Phoenix, Arizona                85016
      (Address of Principal Executive Offices)                   (Zip Code)


       Registrant's Telephone Number, Including Area Code (602) 508-0112


Securities registered under Section 12(b) of the Exchange Act:

                                                       None

Securities registered under Section 12(g) of the Exchange Act:

                          Common Stock, $.001 par value
                                (Title or Class)

ITEM 1.           BUSINESS.

GENERAL


         Bionutrics, Inc. ("Bionutrics" or the "Company"), a biopharmaceutical company, was founded for the purpose of discovering and developing novel biologically active compounds derived from natural sources. Technology based on natural biologically active compounds has applications not only as classic ethical drugs, but also as food ingredients and dietary supplements.



         The Company's first product addresses the incident of heart disease and stroke, which are among the largest health-care market issues in the western world: the cause of approximately one out of every two adult deaths. Bionutrics has developed a new all natural product that has been shown in research trials to be effective in promoting cardiovascular health by inhibiting key events associated with the progression of heart disease and stroke. The new product is called TRF(25) and will be marketed under the trade name "Clearesterol(TM)". It is based on a patented novel compound (P(25)-tocotrienol), a vitamin-E like product derived from rice bran, which has been shown to promote normal cardiovascular circulation by lowering LDL cholesterol levels, providing cardiovascular antioxidant protection and by inhibiting events of clot formation.



         The patented P(25)-tocotrienol technology has potential for exploitation as an ethical drug. Because TRF(25) is a natural complex found in rice bran that contains P(25)-tocotrienol, this technology also has applications as a food ingredient and a dietary supplement.



         The marketing and sales strategy for the Company is first to launch a new dietary supplement product (trade name evolvE(TM)) containing the ingredient Clearesterol(TM). evolvE(TM) can be introduced into the U.S. market without the delays associated with the regulatory approval required for food additives and drugs. Once the brand is established, the Company will sell the active ingredient Clearesterol(TM) as a branded ingredient in other companies' products. The Company will employ a strategy similar to the successful NutraSweet(R) branding strategy for the product Equal(R) in which NutraSweet(R) is the proprietary ingredient. The next goal is to explore opportunities to add strategic distribution partners in Europe, the Middle East and Asia. The international market not only represents an opportunity to expand revenue, but also allows the Company to spread the lower regulatory and market risks. Bionutrics together with industry partners intends to pursue regulatory approval for P(25)- tocotrienol as a drug and TRF(25) as a food ingredient. Such approval would allow curative and preventative claims to be made for the technology.



         The Company has only now begun to receive orders for its products and has had no revenue from sales. Accordingly, there is limited historical financial information about the Company. The Company has generated an accumulated deficit of approximately $5,139,991 through October 1996, and expects to incur a loss in fiscal year 1997. The Company expects to transition from the development stage to the operating stage in the second and third quarters of calendar 1997. The Company is currently conducting testing and marketing activities relating to evolvE(TM) and Clearesterol(TM). In preparation for the initial launch of the product, manufacturing operations are being refined, distribution channels established and preliminary discussions with potential customers are being held. Internal and external cholesterol/cardiovascular testing is continuing.



         The research and development relating to the product and production technology began in 1990 in a predecessor to LipoGenics, Inc., a Delaware corporation ("LipoGenics"), which was formed in July 1992.



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

LipoGenics formed NutraGenics, Inc., a Delaware corporation ("NutraGenics (Delaware)") in April 1994 pursuant to a rights offering to all LipoGenics shareholders. The purpose of NutraGenics (Delaware) was to provide a vehicle to engage in manufacturing and marketing of the technology developed by LipoGenics pursuant to a licensing arrangement. NutraGenics (Delaware) merged in December 1994 into Nutrition Technology Corporation, a Nevada corporation and wholly owned subsidiary of ERBA Corporation ("ERBA"), a publicly traded Nevada corporation incorporated in 1983. Although Nutrition Technology Corporation survived the merger, the merger was accounted for as a reverse acquisition and the historical financials of NutraGenics (Delaware) became the financials for the surviving corporation. ERBA had minimal historical operations and as such the merger of its subsidiary with NutraGenics (Delaware) had no impact on operations and operating results of NutraGenics (Delaware). ERBA changed its name to NutraGenics, Inc. at the time of the merger. NutraGenics, Inc. subsequently changed its name to Bionutrics, Inc. on December 26, 1996.



         Bionutrics completed a merger with LipoGenics on October 31, 1996 and LipoGenics became a wholly owned subsidiary of the Company. Bionutrics issued 2,092,743 shares in connection with the merger, which was accounted for as a pooling. Pursuant to the merger, Bionutrics obtained ownership of the proprietary rights previously licensed to it by LipoGenics.


         As used herein, the terms "Bionutrics" and the "Company" refer to Bionutrics, Inc., a Nevada corporation and its subsidiaries, Nutrition Technology Corporation, LipoGenics, Inc., and Bionutrics Health Products, Inc. The Company maintains its principal offices at 2425 East Camelback Road, Suite 650, Phoenix, Arizona and its telephone number is (602) 508-0112.

THE COMPANY'S PRODUCTS


         Bionutrics' proprietary ingredient, TRF(25), has been shown in animal tests and human trials to promote elements associated with cardiovascular health by altering cholesterol metabolism. TRF(25) has been shown in animal and human trials to reduce high levels of LDL (low density lipoprotein cholesterol, commonly referred to as "bad" cholesterol), act as a strong cholesterol antioxidant and promote normal circulation by inhibiting clot formation.



         By attacking these three events, TRF(25) and its components have possible application in dietary supplement, drug and food ingredient products. Because Bionutrics is able to market TRF(25) under the trade mark "Clearesterol" as a dietary supplement ingredient and advertise certain functional benefits without FDA approval, the dietary supplement market is the Company's first market priority, ahead of drug and food uses. See "Market and Competition" and "Government Regulations."



         Six years of research created the product and manufacturing technology on which Bionutrics has based its new product. evolvE(TM) (which contains Clearesterol(TM)) is an all natural product extracted from rice bran through a proprietary processing method. Rice bran is a low cost by-product of rice milling. Rice bran has been reported in scientific literature to contain a variety of cholesterol lowering agents with varying degrees of efficacy, including beta-sitosterol, ferulic acid, phytic acid, gamma-oryzanol, soluble fiber and tocotrienols. With the exception of tocotrienols, these agents required ingredient concentrations of 5,000 parts per million to 200,000 parts per million to effect reduction in cholesterol in various test models ranging from 5% to 25%. evolvE(TM) is comprised of a class of compounds that are called tocotrienols, which are in turn part of a larger class of compounds called tocols. Vitamin E ([alpha]-tocopherol) is part of this larger class. All tocols, to varying degrees, are antioxidants. Many, but not all tocotrienols, lower cholesterol. evolvE(TM) compounds, in particular TRF(25), have been shown to be the most active antioxidant and cholesterol lowering agents of all natural tocols --



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

tocotrienols or tocopherols. Clearesterol(TM)has been shown in animal trials to be effective in levels of 50 parts per million.


         Vitamin E ([alpha]-tocopherol) was discovered in 1922 and identified as essential for normal spermatogenesis. The name tocopherol is derived from the Greek words tokos and pherein, meaning to bring forth childbirth. Since then numerous physiologic associations have been identified with vitamin E deficiency, such as muscular dystrophy, exudative diathesis, megaloblastosis, pulmonary degeneration, nephrosis and liver necrosis. More generally, vitamin E is the term used for eight naturally occurring essential fat-soluble nutrients. The series are composed of four compounds with a tocopherol structure bearing a phytyl C(16) saturated side chain ([alpha]-, [beta]-, [gamma]-, [delta]-tocopherol) and four compounds with a tocotrienol structure having an unsaturated phytyl side chain bearing three double bonds ([alpha]-, [beta]-, [gamma]-, [delta]-tocotrienol).


         Until recently, very little information was available about the biological activity of tocotrienols. Dr. Asaf Qureshi, while employed at the Wisconsin Alumni Research Foundation ("WARF"), University of Wisconsin, Madison, Wisconsin, led research that demonstrated the cholesterol lowering ability of [alpha]-tocotrienol. A patent was received by WARF for the use of [alpha]-tocotrienol in lowering cholesterol and the patent is now owned by the Company. Subsequent work has shown the other known tocotrienols to be of varying degrees of effectiveness in lowering cholesterol. P(25)-tocotrienol has been shown to be up to 150% more effective than other known tocotrienols. P(25)-tocotrienol, a new, particularly active, isomer or type of tocotrienol, is found in rice bran as part of a tocotrienol rich fraction (TRF(25)) and a patent on this proprietary ingredient has been granted to the Company by the U.S. Patent and Trademark Office, Patent No. 5,591,772. TRF(25) is extracted from rice bran by a proprietary process and is the primary ingredient in Clearesterol(TM).



         Initial research with TRF(25) was conducted on the modification of blood lipid chemistry, including lowering serum cholesterol, and resulted in identification of the proprietary compounds that demonstrate significant blood cholesterol lowering (hypocholesterolemic) efficacy. A variety of industry and academic studies have shown a correlation of the lowering of blood serum cholesterol levels with a reduction in coronary heart disease caused death. This lowering of cholesterol levels, combined with high antioxidant vitamin E levels in the blood, has been reported to reduce predictive mortality from coronary heart disease. In animal tests, the Company has achieved P(25)-tocotrienol reduced LDL of approximately 60%. A physician controlled and independently administered double-blind human trial conducted by the Company with TRF(25) demonstrated the effectiveness of this dietary supplement. Results from this study support the earlier animal findings of significant LDL reduction with an average reduction in humans of 16% after only 4 weeks and 22% when combined with a pre-treatment low fat diet.



         Tocol-like antioxidants (including vitamin-E and Clearesterol(TM)) in blood appear to reduce damage caused by oxidizing or "free radical" agents to normal cholesterol and blood vessel wall cells. Clearesterol(TM) research indicates that it is a more effective antioxidant than vitamin-E ([alpha]-tocopherol) or any other known tocols. The research also indicates that unlike the antioxidants vitamin-E or beta-carotene, Clearesterol(TM) may reduce blood cholesterol levels substantially and may reduce the ratio of LDL to HDL (high density lipoprotein cholesterol, commonly referred to as "good" cholesterol). This combination of high antioxidant activity and lowering of cholesterol levels while reducing the LDL to HDL ratio is not an approved claim for any currently marketed hypocholesterolemic prescription drug. Clearesterol(TM) appears also to interrupt elements of blood coagulation similar to a therapy with low levels of aspirin but without the side effects of aspirin. For these reasons, the Company believes Clearesterol(TM) represents an important advancement in dietary supplement technology as a potent cholesterol lowering antioxidant which significantly outperforms vitamin-E.



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
PATENTS AND LICENSING

         LipoGenics has one patent application pending for a method of manufacturing Clearesterol(TM) dietary supplements ("Processing" claims) and Clearesterol(TM) products derived via the proprietary methods ("Products by Process" claims), and has a recently issued U.S. patent, Patent No. 5,591,772, for chemical composition of key compounds in Clearesterol(TM) ("Composition of Structure" claims) and the use of the proprietary Clearesterol(TM) product and its compounds ("Utility" claims). In addition it has corresponding international patent applications as follows:

International
Applications #      Inventors              Title
1.  WO 9117985      A. Qureshi,            Processes for recovering tocotrienols,
                    K. Becker,             tocopherols and tocotrienol-like
                    M. Wells, R. Lane      compounds


2.  WO 930977       R. Lane, A. Qureshi,   Tocotrienols and tocotrienol-like compounds and
                    W. Salser              methods for their use



         In addition, LipoGenics owns a patent originally owned by Wisconsin Alumni Research Foundation entitled "Cholesterol Lowering Method of Use" Patent No. 4,603,142 issued in July 1986 and was acquired by the Company in 1996.



         In October 1994, Bionutrics' predecessor entered into a Licensing Agreement (the "License") with LipoGenics, which was modified in October 1995. The License granted Bionutrics' predecessor the exclusive license to manufacture and market dietary supplements which are based upon the proprietary rights covered by the LipoGenics patent applications. The License also granted Bionutrics' predecessor a non-exclusive license to use the technology in connection with manufacturing and marketing of certain other health and/or diet products. The License provided that Bionutrics' predecessor would pay LipoGenics royalties, which royalty obligations have been negated by the merger of LipoGenics into the Company and the acquisition of ownership of the proprietary rights covered by the patent and patent applications.



RESEARCH AND DEVELOPMENT



         The Company has conducted extensive research and development studies and has incurred expenses of $626,735 for the 12 months ended October 31, 1996, $25,300 for the 10 months ended October 31, 1995 and $0 for the 12 months ended December 31, 1994. Since inception a total of $922,203 has been incurred as research and development expense.


MARKET AND COMPETITION


         The Company will compete within the health and natural food market in the United States. This market increased from an estimated $7.6 billion of sales in 1994 to an estimated $9.2 billion of sales in 1995. Within this market, vitamin and mineral sales in 1995 amounted to approximately $3.1 billion. Of this $3.1 billion vitamin and minerals market, antioxidants are clearly the growth leader, with Vitamin-E showing strong growth, resulting in estimated retail sales in excess of $500 million in 1995. Because the Company is just now commencing its manufacturing and sales activities, it currently does not have a share of any of these markets.



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

         The Company believes that its products will compete with four other types of compounds: (1) vitamin-E ([alpha]-tocopherol), (2) non-TRF(25) tocotrienols, (3) non-tocotrienol products claiming to demonstrate benefits similar to evolvE(TM), and (4) potential over-the-counter switches of past-generation cholesterol-lowering drugs.



         Vitamin-E is established in the market and has accelerating sales. Vitamin-E is manufactured from both natural and chemically synthesized sources. The least expensive forms of vitamin-E tend to be synthetic. Clearly, vitamin-E, especially synthetic vitamin-E, has a price advantage. However, the Company believes Clearesterol(TM) to be a more effective antioxidant than vitamin-E and the Company anticipates that research supporting this fact will be published. The Company has been advised that Dr. Qureshi has submitted an article which has been accepted for publication. In addition, vitamin-E does not lower cholesterol, no matter how much is consumed and no matter how inexpensive it is. Informing the consumer of the evolvE(TM) difference and the importance of that difference will directly impact Bionutrics' marketing success. Several multi-billion dollar manufacturers, including Hoffmen LaRoche, ADM, Henkel, and BASF, market vitamin E.



         Introduction of other non-TRF(25) tocotrienol or tocol-like products by competitors is currently in process. The Company believes evolvE(TM) has advantages over these other products, including a base of scientific support for greater apparent efficacy and a product source that may be more attractive to U.S. consumers (rice bran versus palm oil). Solgar and Tree of Life market a generic tocotrienol product with no health claims contained on the label.


         Other dietary supplement products, including Pycnogenol, deodorized garlic and Co-Enzyme-Q-10, all have customer overlap with evolvE(TM). The Company believes that these products do not have the same benefit profile of evolvE(TM).


         With respect to ethical drugs, there is the possibility that past-generation cholesterol-lowering prescription drugs could switch to over-the-counter in the next 18 to 36 months. In comparison, although for a different purpose, the products Rogain, Tagamet and Zantac were available only through prescription and are now sold over the counter. The Company believes evolvE(TM)'s broader, natural, more complete cardiovascular positioning should help to set it apart from the more narrowly positioned past-generation cholesterol-lowering drugs. The Company does not believe it competes directly with current cholesterol-lowering prescription drugs such as Lovastatin (Mevacor) and Zocor by Merck & Co. as these products require a prescription from a physician. The Company believes that current prescription drugs constitute a separate market and evolveE(TM) will therefore not compete directly in this market. Future development of Bionutrics' P(25) and TRF(25) as drug and food ingredients with regulatory approval for curative and preventative claims would position the Company's products to compete with prescription drugs.


MARKETING STRATEGY

         Bionutrics intends to promote sales through its marketing plan designed to cultivate customer loyalty and brand identification. The Company is applying for worldwide trademarks for evolvE(TM) and Clearesterol(TM). The trademarks will be used to identify the Company's proprietary and novel TRF(25) tocol complex and build brand recognition. Marketing efforts will initially focus on the United States.


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
         The Company believes that the end users of its products will principally be consumers concerned about nutrition and health. Individuals with high cholesterol, or who otherwise have cardiovascular concerns, are prime marketing targets because of their concern about their possible declining health. It is estimated that over 50 million people in the United States suffer from high cholesterol.

         As the first step in its United States marketing efforts, the Company intends to produce and market Clearesterol(TM) as its own branded dietary supplement, evolvE(TM). evolvE(TM) will be brought to the marketplace in a gelcap form (7.5 clear oval) with a dosage of 25 mg. There will be several package sizes with different capsule counts from which to choose. The active ingredient, Clearesterol(TM), will be highlighted in the marketing of evolvE(TM).


         As the evolvE(TM) and Clearesterol(TM) brands become recognized, the Company intends to implement the second step of its United States marketing plan. In this phase, the Company will sell Clearesterol(TM) as a branded ingredient for use in other companies' products. The Company anticipates that Clearesterol(TM) will be sold in a bulk form for use in such products as multi-vitamins, specially formulated dietary supplements and other dietary supplement applications.


         In addition, after it has commenced both phases of its United States marketing efforts, the Company anticipates that it will explore marketing opportunities in Europe, the Middle East and Asia. The international market represents an opportunity to increase revenue and spread and decrease regulatory and market risks.

         In all three phases of its marketing plan, the Company will utilize its internal resources for marketing activities in two ways. First, it will seek to establish networks of independent distributors and retailers in various submarkets, who will in turn promote sales of the Company's products. Second, it will implement an educational and advertising campaign to create public awareness of Clearesterol(TM), its health benefits and its brand name.


         Bionutrics intends to develop its U.S. market by working through the various submarkets characterizing the dietary supplement business. Such submarkets include retailers (health food stores and mass merchandise retailing), alternative medicine practitioners, multi-level marketing, telemarketing and catalogs. Bionutrics intends to structure its market strategy around a core business of the mass merchandise and health food retailers. The mass merchandise and health food stores marketing program will be directed and managed by Bionutrics' staff primarily through brokers. Clearesterol(TM) will be marketed under Bionutrics Health Products' label as well as third party private labels with Clearesterol(TM) identified by logo. Other markets will be approached through potential relationships with partners, brokers, joint venturers or license arrangements. It is currently planned that all products sold will be identified by the Clearesterol(TM) logo, even if it is sold through independent organizations under their private label.



         Retail. Bionutrics believes that its core business will be found in the mass merchandise and large health food retailers, and primary marketing efforts will focus on penetrating this market. Market development will prioritize in the sequence of (i) mass merchandise markets (136,000 stores), (ii) health food chains (3,000 stores) and (iii) small health food stores (6,600 stores). The Company believes it can obtain a faster introduction of its products and greater market penetration by concentrating on the larger health food chains and mass merchandise retailers.


         Health Care Practitioners. The alternative medicine market reportedly comprises in excess of 30,000 practitioners in the United States and includes medical doctors, chiropractors, acupuncturists and many osteopathic doctors. Direct sales by these practitioners of dietary supplements to their patients is common and


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
represents a significant portion of the dietary supplement market. Bionutrics intends to market directly with in-house sales representatives to these practitioners with a specially formulated Clearesterol(TM) product.


         Multi-Level Marketing. United States sales of all products by direct sales/multi-level marketing organizations reportedly exceeds $100 billion in retail sales according to Money Maker's Monthly. There are an estimated 3,000 direct sales/multi-level marketing companies with an estimated 10 million "distributors". Dietary supplements, personal care and household products represent the primary sales categories for this industry. Bionutrics intends to attempt to contract with leading firms to market a specially formulated series of Clearesterol(TM) derivative products under their private labels displaying the Clearesterol(TM) logo.



         Catalog/Mail Order. Catalog sales have had a long and important history in merchandising. Because of convenience and price, catalogs and mail-order have been important for health and personal care merchandising. The advantage of mail-order to Bionutrics is simplicity, bulk sales and cost advantage. Bionutrics intends to entertain both contracts with established and successful catalog houses for private label products (with the Clearesterol(TM) logo) as well as the development of its own label for such marketing.



         Bionutrics' educational and advertising efforts for evolvE(TM)and Clearesterol(TM) will focus on informing consumers about the Company's product benefits within the guidelines established by the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). See "Government Regulation" below. The Company intends to disseminate three related types of information: normal cardiovascular circulation; the relevance of diet and exercise; and the significance of Clearesterol(TM) to normal cardiovascular circulation, good health and quality of life. Three elements that help explain the relationship between normal cardiovascular circulation and evolvE(TM) are already familiar to a certain extent with the target population: (1) LDL/HDL-cholesterol, (2) antioxidants, and (3) aspirin-anticoagulant circulation therapy. The Company will use these elements, correctly stated within the guidelines of DSHEA, as a foundation to communicate its "story" about the importance of evolvE(TM) as a dietary supplement. The Company intends to utilize scientific and medical journals, health and general publications and electronic media to help develop an evolving story with new research findings constantly being reported to keep evolvE(TM) highly visible to the consumer. The Company also plans to sponsor continuing independent research to demonstrate the effects of the active ingredient, TRF(25) on critical aspects of normal cardiovascular circulation in a logical and systematic way.


OPERATIONS AND PRODUCTION


         The Company's manufacturing operation through its subsidiary Nutrition Technology Corporation involves conversion of raw rice bran into Clearesterol(TM) encapsulated in a soft gel. The proprietary process involves "stabilizing" and selective extraction and concentration of the rice bran followed by encapsulation. The Company contracts processing services to perform most of the requisite steps in manufacturing Clearesterol(TM). The technically most sensitive steps will be undertaken directly by Nutrition Technology Corporation and its business partners. Nutrition Technology Corporation plans to continue to optimize the manufacturing process with a proprietary system and believes this system could reduce manufacturing costs significantly over the next few years. In addition, Nutrition Technology Corporation has entered into a joint venture with Incon Technologies, LLC, that provides for the research and development of non-proprietary dietary supplements, nonproprietary nutritional and health-promoting products, and for the manufacture and sale of existing as well as newly developed supplements and products.



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
         The supplies used in Bionutrics' manufacturing process are widely available. The raw material for Clearesterol(TM) is rice bran, a rice milling byproduct in abundant supply. Bionutrics is currently negotiating a supply agreement with millers of retail rice products in the U.S. The Company intends to obtain the appropriate rice bran in a raw form. There is sufficient rice bran produced in the U.S. to exceed Bionutrics' projected needs by several orders of magnitude. The bran will have to be processed to a limited degree as it is milled. Cost of the raw bran varies seasonally, but is anticipated to be less than $150 per ton on average.

         Bionutrics places the highest importance on the quality of its product. One of the particularly difficult aspects for "natural" health oriented products is that the composition of raw products is not consistent. Contents of key plant molecules that are the focus of production vary from plant to plant, batch to batch and harvest to harvest. The Company will very tightly monitor processing, control quality and Clearesterol(TM) concentration. The Company will maintain a fully equipped analytical laboratory to provide quality assurance and control output from one batch to the next. Bionutrics' production strategy and methods are also designed specifically to insure consistency and the necessary quality control.

EMPLOYEES


         The Company currently employs 20 people, including five people with consulting agreements. Of the current employees and consultants, six are involved in marketing and sales, seven in operations and seven in corporate and general administration.


RISK FACTORS


         Limited Operating History; Accumulated Deficit; Possible Need for Additional Capital. The Company has only now begun to receive orders for its products and the Company has had no revenue from sale of its products. Accordingly, there is limited historical financial information about the Company upon which to base an evaluation of the Company's performance or to make a decision regarding an investment in shares of the Company's Common Stock. The Company has generated an accumulated deficit of approximately $5,139,991 through its fiscal year ended October 1996, and expects to incur a loss in fiscal year 1997. The Company's operations to date have related primarily to research and development activities. The Company is currently conducting testing and marketing activities relating to evolvE(TM), a vitamin E replacement dietary supplement, and the active ingredient, Clearesterol(TM). The Company has just commenced manufacturing and marketing activities, and there can be no assurance that sales of its products will achieve significant levels of market acceptance. As a result, the Company's business will be subject to all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital, delays in product development, possible cost overruns due to price and cost increases in raw product and manufacturing processes, uncertain market acceptance and the absence of an operating history. Therefore, there can be no assurance that the Company's business or products will be successful or that the Company will be able to achieve or maintain profitable operations. No assurance can be given that the Company will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.


         To become and remain competitive, the Company may be required to make significant investments in research and development on an ongoing basis. The Company from time to time may seek additional equity or debt financing to provide for the capital required to maintain or expand the Company's marketing and production capabilities. The timing and amount of any such capital requirements cannot be predicted at this time. There can be no assurance that any such financing will be available on acceptable terms. If such financing is not available on satisfactory terms, the Company may be unable to develop and expand its business, develop new products, or develop new markets at the rate desired and its operating results may be adversely affected. Debt financing increases expenses must be repaid regardless of operating results. Equity financing could result in additional dilution to existing shareholders.

         Market Risks of a New Business. The Company has formulated its business plans and strategies based on certain assumptions regarding the size of the dietary supplement market, the Company's anticipated share of this market, and the estimated price and acceptance of the Company's products. These assumptions are based on the best estimates of the Company's management. There can be no assurance that the Company's assessments regarding market size, potential market share attained by the Company, the price at which the Company will be able to sell its products, market acceptance of the Company's products or a variety of other factors will prove to be correct. Any future success that the Company might enjoy will depend upon many factors including factors which may be beyond the control of the Company or which cannot be predicted at this time. These factors may include changes in the dietary supplement industry, governmental regulation, increased levels of competition including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs including costs of production, supplies, personnel, equipment, and reduced margins caused by competitive pressures and other factors.

         Competition. Competition in the nutritional supplement industry is vigorous with a large number of businesses engaged in the industry. The Company anticipates marketing to mass merchandise and high volume health-food retailers and will face competition from vitamin and other health related products that will be competing for the same shelf space. Many of the competitors have established reputations for successfully developing and marketing dietary supplement products. Many of such companies have greater financial, managerial, and technical resources than the Company, which may put it at a competitive disadvantage. For example, such channels of distribution also often require the expenditure of significant up front capital to capture shelf space, which may put the Company at a competitive disadvantage to better capitalized firms. If the Company is not successful in competing in this market, it may not be able to recognize its business objectives.

         Governmental Regulation. The processing, formulation, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies. Although Congress has recently recognized the potential impact of dietary supplements in promoting the health of U.S. citizens by enacting the Dietary Supplemental Health Education Act of 1994 ("DSHEA"), which severely limits the Food and Drug Administration's jurisdiction in regulating dietary supplements, there is no way to predict the potential effect of DSHEA. Further, because of the technical requirements imposed by DSHEA, it may be difficult for any company manufacturing or marketing dietary supplements to remain in strict compliance. The Food and Drug Administration ("FDA") has recently proposed regulations with the purpose of implementing DSHEA and proposals have been made to modify or change the provisions of DSHEA. It is impossible to predict whether those regulations or proposed changes will become law or the effect that such regulations or proposed changes, if implemented, will have on the business and operations of the Company.

         Reliance on Limited Number of Products. The Company's only products are based on one vitamin E-like complex, TRF(25) derived from rice bran. The Company will market a dietary supplement and the active ingredient for inclusion in other company's products. The dependence on one product increases the risk since a decline in the market demand for the Company's products as well as the products of other companies utilizing the Company's product could have a significant adverse impact on the Company.

         Dependence on Marketing Efforts. The Company is dependent on its ability to market its product to large mass merchandise and health food retailers and to other companies for use in their products. The Company does not anticipate that it will have long-term contractual relationships with any of its customers. The Company must increase the level of awareness of dietary supplements in general and the Company's products in particular. The Company will be required to devote substantial management and financial resources to this marketing and advertising effort and there can be no assurance that these efforts will be successful.

         Science and Technology. The Company has invested six years in research and development to demonstrate the potential value of its technology. The Company has chosen to apply for patent protection of strategic elements of this technology. There is no assurance that the science upon which the technology is based will not be refuted or otherwise drawn into question by further research conducted by the Company or independent laboratories.

         Dependence on Management. The Company is dependent on its management, particularly Dr. Ronald Lane, a founder and the chief executive officer, for all its business activities, including the advancement of the Company's identity and recognition in the dietary supplement industry. The Company is dependent on its ability to attract, retain and motivate additional qualified personnel. There are no long-term employment or other agreements with any executive officer or key employee. The loss of the services of Dr. Lane or other key employees could have a material adverse effect on the business of the Company.

         Dependence on Manufacturers. The Company intends to enter into manufacturing agreements with third-party manufacturers that are not anticipated to be long-term. The Company may be adversely impacted by any difficulties encountered by third-party manufacturers that result in product defects, production delays or the inability to fulfill orders on a timely basis. In the event that a manufacturer can not meet the Company's manufacturing and delivery requirements at some time in the future, the Company may suffer interruptions of delivery while it arranges for alternative manufacturing sources. This can be delayed in the event that the Company must complete a review of a manufacturer's quality control and manufacturing capabilities.

         Patents, Licenses and Intellectual Property Claims. The Company's success depends in part on its ability to obtain patents, licenses and other intellectual property rights covering its products. The Company's intellectual property rights and patents are held by its subsidiary, LipoGenics. LipoGenics has one U.S. patent application pending and two international applications pending. The process of seeking patent protection can be long and expensive, and there can be no assurance that all patents will issue from currently pending or future applications or that any of the patents when issued will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. The Company may be subject to or may initiate interference proceedings in the U.S. Patent and Trademark Office. Such proceedings could demand significant financial and management resources. The Company may in the future receive communications alleging possible infringement of patents or other intellectual property rights of others. The Company believes that in most cases it could obtain any necessary licenses or other rights on commercially reasonable terms, but no assurance can be given that licenses would be available on acceptable terms, that litigation would not ensue or that damages for any past infringements would not be assessed. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights or litigation arising out of infringement claims could have a material adverse effect on the Company.

         Thin Market; Possible Volatility of Stock Price. There has been a limited public market for the Common Stock of the Company. There can be no assurance that an active public market will be developed or sustained. The Company is a development stage company whose success is dependent on certain intangible intellectual property and the Company may therefore not meet established criteria for valuation of its Common

Stock such as book value, assets or net worth. The stock markets have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors may adversely affect the market price of the Common Stock.

         Shares Eligible for Sale. Of the 15,067,979 shares outstanding as of October 31, 1996, 9,331,807 are eligible for resale in the public markets. Of these eligible shares, 7,384,066 shares are eligible for resale in the public markets subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"), and 1,947,741 are eligible for resale in the public markets either as unrestricted shares or pursuant to Rule 144(k). In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company, or, if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

GOVERNMENT REGULATION

         The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies.

         The FDA, the most active regulatory authority exercising jurisdiction over vitamins, minerals and other dietary supplements, regulates the Company's products under the FDCA and regulations promulgated by the FDA to implement this statute. In 1976, the FDA's ability to regulate the composition of dietary supplements was restricted in several material respects by the Proxmire Amendment to the FDCA. Under this Amendment, the FDA is precluded from establishing maximum limits on the potency of vitamins, minerals and other dietary supplements, from limiting the combination or number of any vitamins, minerals or other food ingredients in dietary supplements, and from classifying a vitamin, mineral, or combination of vitamins and minerals as a drug solely because of its potency. However, the Proxmire Amendment did not affect the FDA's authority to determine that a vitamin, mineral or other dietary supplement is a new drug on the basis of drug claims made in the product's labeling. Such a determination would require deletion of the drug claims, or the Company's submission and the FDA's approval of a new drug application, which entails costly and time-consuming clinical studies.

         In 1990, the FDA's authority over dietary supplement labeling was expanded in several respects by the Nutrition Labeling and Education Act ("NLEA"). This statute amended the FDCA by establishing a requirement for the nutrition labeling of most foods, including dietary supplements. In addition, the NLEA prohibits the use of any health benefit claim ("health claim") in dietary supplement labeling unless the claim is supported by significant scientific agreement and is pre-approved by the FDA. Interested companies may petition the FDA for the approval of health claims. To date, the FDA has approved health claims for dietary supplements only in connection with the use of calcium for prevention of osteoporosis and the use of folic acid for prevention of neural tube defects. The NLEA also allows nutrient content claims characterizing the level of a particular nutrient in a dietary supplement (e.g., "high in," "low in," "source of") if they are in compliance with definitions issued by the FDA. Significantly, the NLEA precludes any state from mandating nutritional labeling, nutrient content claim or health claim requirements which differ from those established under the NLEA, as a result of which the Company's products will not be subject to inconsistent labeling requirements.

         In October 1994, the FDCA was amended by enactment of the DSHEA, which introduced a new statutory framework governing the composition and labeling of dietary supplements which, in the Company's judgment, is in some parts favorable to the dietary supplement industry while imposing additional burdens in other parts. With respect to composition, the DSHEA creates a new class of "dietary supplements," dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the DSHEA, dietary ingredients on the market before October 15, 1994 may be sold without obtaining the FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance, however, that the FDA will accept the evidence of safety for any new dietary ingredients the Company may decide to use, and the FDA's refusal to accept such evidence could result in judicial proceedings by the FDA to prevent the sale of products containing the new dietary ingredient as being adulterated.

         As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease), nor can a claim be made which would be interpreted as a health claim under NLEA. A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed the statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support the Company decides to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or the submission by the Company and the approval by the FDA of a new drug application, which would entail costly and time-consuming clinical studies. In addition, if the FDA takes the position that a claim is a "health claim," rather than a statement of material support, the Company would need prior agency approval. There can be no assurance that the FDA will accept as adequate such substantiation as is provided for nutritional support claims. The DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary ingredients with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so distributed if it is not false or misleading, if no particular manufacturer or brand of dietary supplement is mentioned, if the publication is presented in such manner so as to offer a balanced view of available scientific information on the subject matter, if it is physically separated from products when used in a retail establishment and if it does not have any other information appended to it. There can no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure to comply could subject the product involved to regulation as a new drug.


         On December 24, 1996, the Company filed its notification letter for evolve(TM) with the FDA with respect to the product's statements of nutritional support. On January 29, 1997, the FDA responded with a courtesy letter raising questions concerning one of the statements of nutritional support. Although the Act only requires companies to notify the FDA, the FDA has adopted an unofficial policy of responding with a letter, which has become known as a "courtesy letter," when it believes that there may be a question with respect to any statement of nutritional support. The Company is currently reviewing language for the statement in question.



         In December 1995, the FDA proposed regulations to implement certain DSHEA labeling provisions, which, although expected to be finalized in late 1996, remain in proposed form. The DSHEA also requires that dietary supplements be prepared, packed and held under conditions which meet the good manufacturing practice ("GMP") regulations to be promulgated by the FDA with respect to dietary supplements. The FDA has not yet proposed GMP regulations for dietary supplements. Therefore, there can be no assurance that the Company's proposed production facilities will meet all of the GMP regulations when issued by the FDA with respect to dietary supplements, and the Company may be required to expend resources to take appropriate action to comply with such regulations.


         The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees, agency cease and desist orders, judicial injunctions and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. There can be no assurance that the FTC will not question the Company's advertising in the future. The FTC has been very active in enforcing its requirements that companies possess adequate substantiation in their files for claims in product advertising.

         The Company intends to manufacture certain products pursuant to contracts with customers who will distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company will be subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations generally will be the responsibility of the Company's customers in those countries. Those customers are independent companies over which the Company will have no control.

         The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters, and to institute criminal proceedings. The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company might consider favorable, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

ITEM 2.           FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA


         The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes and with the Company's management's discussion and analysis of financial condition and results of operations, provided elsewhere herein. The selected financial data for the three months ended January 31, 1997 and 1996 are derived from financial statements prepared by the Company that have not been audited. The results of operations for the three months ended January 31, 1997 and 1996 are not necessarily indicative of the results of operations for a full fiscal year. See Item 15. "Financial Statements and Exhibits" for the historical financial statements of, and other financial information regarding, the Company.

                                                                                  TEN MONTH
                                     THREE MONTHS ENDED           YEAR ENDED     PERIOD ENDED     YEAR ENDED
                                         JANUARY 31,              OCTOBER 31,     OCTOBER 31,     DECEMBER 31,
                                   1997              1996            1996            1995             1994
STATEMENT OF EARNINGS DATA:

Revenue                        $          0     $          0     $     20,000     $    50,000     $         0

Operating Expense                 1,307,238          583,834        2,996,880         341,900         249,351

Other Income (Expense)               55,755          (15,106)         (30,667)        (39,585)        (44,843)

Net Loss                         (1,251,483)        (598,940)      (3,007,547)       (331,485)       (294,194)

Loss Per Share(1)                      (.08)            (.06)            (.26)           (.03)           (.13)

Weighted Average
  Shares Outstanding             15,222,451       10,956,269       11,564,327       9,853,970       2,214,743


BALANCE SHEET DATA:

Working capital                   4,074,413         (295,889)    $  4,739,882     $   184,546     $  (460,069)

Total assets                      6,018,058          563,102        6,217,348       1,099,521         630,280

Total liabilities                   579,367          607,176          936,478         544,654       1,452,160

Stockholders equity               5,438,691          (44,074)       5,280,870         554,867        (821,880)



                                                                              FEBRUARY 22,
                                 SIX MONTH                                   1990 (DATE OF
                               PERIOD ENDED    YEAR ENDED     YEAR ENDED      INCEPTION
                                DECEMBER 31,     JUNE 30,       JUNE 30,     TO OCTOBER 31,
                                   1993           1993           1992            1996
STATEMENT OF EARNINGS DATA:

Revenue                        $         0     $       0     $         0     $    72,448

Operating Expense                   43,813       423,602         621,876       4,965,674

Other Income (Expense)              (7,520)      (35,265)        (61,816)       (246,765)

Net Loss                           (51,333)     (458,867)       (683,692)     (5,139,991)

Loss Per Share(1)                     (.17)        (2.29)         (10.62)

Weighted Average
  Shares Outstanding               307,124       200,000          64,400


BALANCE SHEET DATA:

Working capital                $  (374,271)    $(300,700)    $  (255,690)

Total assets                       475,011       426,871         342,117

Total liabilities                1,034,177       934,705       1,138,182

Stockholders equity               (559,166)     (507,834)       (796,065)



-----------------------

(1) These shares do not include an aggregate of 2,128,144 of additional shares of Common Stock as of October 31, 1996, 566,955 of additional shares as of October 31, 1995, and 220,288 for the year ended December 31, 1994, the six month period ended December 31, 1993, the year ended June 30, 1993 and the year ended June 30, 1992 that may be issued upon exercise of outstanding stock options, warrants and conversion of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


         To date, management's efforts have been primarily directed toward conducting research and development, applying for patent approvals, recruiting employees, developing manufacturing and distribution arrangements for its dietary supplement product and obtaining initial capital and financing, to fund these activities. Management plans to transition the Company from the development stage to the operating stage in the second and third quarters of calendar 1997. The Company does not anticipate a significant change in the number of employees.



         The research and development relating to the product and production technology began in 1990 in a predecessor to LipoGenics, Inc., a Delaware corporation ("LipoGenics") which was formed in July 1992. LipoGenics formed NutraGenics, Inc., a Delaware corporation ("NutraGenics (Delaware)") in April 1994 pursuant to a rights offering to all LipoGenics shareholders. The purpose of NutraGenics (Delaware) was to provide a vehicle to engage in manufacturing and marketing of the technology developed by LipoGenics pursuant to a licensing arrangement. NutraGenics (Delaware) merged in December 1994 into Nutrition Technology Corporation, a Nevada corporation and wholly owned subsidiary of ERBA Corporation ("ERBA"), a publicly traded Nevada corporation incorporated in 1983. Although Nutrition Technology Corporation survived the merger, the merger was accounted for as a reverse acquisition and the financials of NutraGenics (Delaware) became the financials for the surviving corporation. ERBA had minimal historical operations and as such the merger of its subsidiary with NutraGenics (Delaware) had no impact on operations and operating results. ERBA changed its name to NutraGenics, Inc. at the time of the merger. NutraGenics, Inc. subsequently changed its name to Bionutrics on December 26, 1996.



         Bionutrics completed a merger with LipoGenics on October 31, 1996 and LipoGenics became a wholly owned subsidiary of the Company. The merger with LipoGenics was accounted for as a pooling and as such Bionutrics accounts reflect the historic operations of LipoGenics. Pursuant to the merger, Bionutrics obtained ownership of the proprietary rights previously licensed to it by LipoGenics.



RESULTS OF OPERATIONS



Three months ended January 31, 1997 and January 31, 1996



         There were no revenues recorded in the first quarter as the Company is presently transitioning from research and development to sales and distribution. The sale of its first product is targeted for April 1997.



         Consulting services were $288,441 for the quarter ended January 31, 1997 compared to $33,782 for the same period in 1996. This increase is primarily attributable to expenditures relating to preparation for product introduction.



         Research and development expenses were $62,474 for the quarter ended January 31, 1997 compared to $92,295 for the same period in 1996. This decrease is due to lower levels of research and development as the Company is moving from a research to a production mode.



         Other operating expenses were $956,323 for the quarter ended January 31, 1997 compared to $457,757 for the same period in 1996. This increase in operating expenses is due primarily to higher levels of salaries and related costs for anticipated product sales and distribution in the second quarter of 1997.

         Interest income was $55,992 for the quarter ended January 31, 1997 compared to $819 for the same period in 1996 due to increased levels of cash.



         Net loss increased to $(1,251,483) or $(.08) per share for the quarter ended January 31, 1997 from $(598,940), or $(.06) per share, for the quarter ended January 31, 1996 due to increased levels of expenses as outlined above.



Year ended December 31, 1994, 10 months ended October 31, 1995 and year ended October 31, 1996



         Net losses for the Company were $294,194 for the 12 months ended December 31, 1994, $331,485 for the 10 months ended October 31, 1995 and $3,007,547 for the 12 months ended October 31, 1996. Since inception the Company recorded net losses of $5,139,991. Although minor revenues unrelated to product sales were recorded during these periods, operating expenses increased in preparation for the launch of the Company's product resulting in increasing losses being recognized.



         Historic revenues represent amounts derived from a short-term agreement licensing certain proprietary technology to an independent party and do not pertain to the sale of any type of consumer product. There were no revenues recorded for the 12 months ended December 31, 1994, $50,000 for the 10 months ended October 31, 1995 and $20,000 for the 12 months ended October 31, 1996. Since inception revenues were $72,448.



         As the timing for the product launch for evolvE approaches, management's efforts, as outlined above, have accelerated resulting in additional expenditures and investment in infrastructure. Expenses were $249,351 for the 12 months ended December 31, 1994, $341,900 for the 10 months ended October 31, 1995 and $2,996,880 for the 12 months ended October 31, 1996. Total expenses since inception were $4,965,674. The largest components included in these expenditures are research and development, salaries, consulting fees and advertising. As a start up company, management recognizes the critical importance of controlling and managing expenses and to that end has implemented budget guidelines, integrated general ledger system and has employed a corporate controller.


LIQUIDITY AND CAPITAL RESOURCES


Three months ended January 31, 1997 and January 31, 1996



         Net cash used in operating activities during the quarter ended January 31, 1997 was $1,672,381 as compared to $317,804 during the same period in 1996. The increase in cash used is primarily due to increased expenses incurred in preparation for the launch of the Company's product in the second quarter.



         Net cash used in investing activities during the quarter ended January 31, 1997 was $849,271 as compared to $48,109 during the same period in 1996. This increase is attributable to a $400,000 investment in a joint venture and capital expenditures for manufacturing operations.



         The Company received proceeds from issuance of its Common Stock in the quarter ended January 31, 1997 of $1,366,304 versus $0 for the same period in 1996.

Year ended December 31, 1994, 10 months ended October 31, 1995 and year ended October 31, 1996



         Net cash used in operating activities was $166,861 for the 12 months ended December 31, 1994, $244,861 for the 10 months ended October 31, 1995 and $2,185,267 for the 12 months ended October 31, 1996. Total net cash used in operating activities since inception was $3,571,589. Cash used in operating activities primarily related to the need to pay fees to professionals in the course of research and development of the proprietary product, to develop manufacturing capability, and to build the organization for the purpose of selling the proprietary product.



         With regard to investing activities, the Company has had minimal investments in property, a total of $91,900 since inception, and has incurred notes receivable, most of which have been collected. Net cash used in investing activities was $151,900 for the 12 months ended December 31, 1994, $61,800 for the 10 months ended October 31, 1995 and cash provided for the 12 months ended October 31, 1995 was $103,802. Total net cash used in investing activities since inception was $109,898.



         Net cash provided by financing activities was $333,159 for the 12 months ended December 31, 1994, $719,000 for the 10 months ended October 31, 1995 and $7,330,625 for the 12 months ended October 31, 1996. Total net cash provided by financing activities was $9,357,847 since inception. The Company has funded its development stage costs primarily through the proceeds of private placements of debt which was subsequently converted to Common Stock and the issuance of Common Stock. The Company has liquidity to meet its business needs for the next year based upon projections in its Business Plan. The primary business need is the investment in infrastructure, manufacturing equipment and personnel.



         On October 31, 1996, the Company completed a Regulation S offering of Common Stock in the amount of $5,000,000 to one overseas investor. The Company has commitments for $6,000,000 of Common Stock from various overseas investors pursuant to a second Regulation S offering. Of that amount, $4,200,000 has been received.



         In addition to the projected recurring operating expenses in fiscal 1997 capital expenditures for production are estimated at $750,000. This capital expenditure is a one-time cost of investment to prepare for production requirements.


         The Company had no long-term debt as of October 31, 1996.


         As discussed in Note 1, the Company's continuation as a going concern is dependent upon its ability to evolve from a development stage to an operating stage company. To achieve the operating stage, management has developed a plan which, if successful, will allow for the Company to generate sufficient cash flow to meet its obligations on a timely basis, secure agreements regarding the manufacturing and distribution of the dietary supplement product, obtain additional equity financing as may be required, and ultimately, attain profitable operations. Management's projections for the next 12 months indicate that the cash generated from investors and sales of product are more than sufficient to meet the requirements of operating expenses and capital expenditures.





ITEM 3. PROPERTIES.

FACILITIES AND EQUIPMENT


         The Company leases its principal executive offices in Phoenix, Arizona. The offices contain approximately 4,200 square feet. The term of the lease is for 36 months commencing December 1, 1995 and lease payments are approximately $8,000 per month. The total rental expense for fiscal year 1996 was $96,000.

The Company also leases a small production and storage facility of approximately 1,200 square feet in Crowley, Louisiana on a month-to-month basis for $400 a month. The Company believes these facilities are adequate for its current purposes and does not anticipate any immediate need for additional facilities.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 15, 1997 by (i) each executive officer of the Company, (ii) each director of the Company, (iii) certain key employees, (iv) all directors, executive officers and key employees of the Company as a group, and (v) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock.




                                          AMOUNT BENEFICIALLY
NAME OF BENEFICIAL OWNER                       OWNED(1)(2)              PERCENT
------------------------                     -------------              --------
Ronald H. Lane, Ph.D.(3)(4)                    3,631,919                 23.55%
George E. Duck, Jr.(3)                               ___                    *
Steven H. Friedman(3)                                ___                    *
D. Michael Wells(3)                              398,216                  2.58%
Richard M. Feldheim(3)(5)                        934,182                  6.06%
Ian R. Ferrier, M.D., Ph.D.(3)                   110,949                    *
Steve Henig, Ph.D.(3)(6)                         670,666                  4.35%
C. Everett Koop, M.D., Sc.D.(3)(7)               200,000                  1.30%
William M. McCormick(3)(8)                       441,667                  2.86%
Milton Okin(3)(9)                                650,000                  4.21%
Frederick Rentschler(3)                          162,092                  1.05%
Winston A. Salser, Ph.D.(3)(10)                  861,299                  5.58%
Total Directors, Officers                      8,060,990                 52.26%
   and Key Employees
   (12 persons)(11)
Other 5% Shareholders:
LipoGenics, Inc.(12)                           1,202,886                  7.80%
Spanswick Investments Limited(13)              1,166,990                  7.57%


--------


*      Less than 1% of the outstanding shares of Common Stock.

(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investing power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes shares of Common Stock issuable to the identified person pursuant to stock option or warrants that may be exercised within 60 days after January 15, 1997. In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other stockholders.

(3) Each of such persons may be reached through the Company at 2425 E. Camelback Road, Suite 650, Phoenix, Arizona 85016.


(4) Represents shares held of record by R.H. Lane Limited Partnership of which Mr. Lane is a general partner. He shares voting power over these shares with Richard M. Feldheim, a general partner. Mr. Lane disclaims beneficial ownership of 686,000 shares held by such partnership for the benefit of other partners and 900,000 shares held by the partnership for the benefit of his wife.



(5) Includes 133,280 shares held of record by Millrich Corporation, a company controlled by Mr. Feldheim, 19,826 shares held of record by Abby's, Inc., a corporation controlled by Mr. Feldheim, 395,076 shares held of record by the R. M. Feldheim Limited Partnership of which Mr. Feldheim is the general partner, and 386,000 shares held by R.H. Lane Limited Partnership of which Mr. Feldheim is a general partner. Does not include 3,245,919 shares held by R.H. Lane Limited Partnership for the benefit of other partners. He shares voting power over the shares held by Millrich Corporation, Abby's, Inc. and R.H. Lane Limited Partnership.


(6) Represents 560,522 shares and 110,144 shares issuable upon exercise of an option held by Hunt-Wesson, Inc., of which Mr. Henig disclaims beneficial ownership.

(7) Includes 180,000 shares issuable upon exercise of options granted by the Company.


(8) Includes 300,000 shares issuable upon exercise of warrants. Also includes 30,000 shares held by Mr. McCormick's wife and 20,000 shares held by Mr. McCormick's minor children, of which shares he disclaims beneficial ownership.



(9) Also includes 100,000 shares held by family members of Mr. Okin, of which shares he disclaims beneficial ownership.


(10) Includes 100,000 shares held by the Salser Family Partnership No. 1. Mr. Salser shares voting power with respect to these shares with other family members.

(11) Includes 590,144 shares issuable upon the exercise of options and warrants within 60 days of December 20, 1996.

(12) The address of LipoGenics is 2425 E. Camelback Road, Suite 650, Phoenix, Arizona 85016. LipoGenics is a wholly owned subsidiary of the Company.


(13) The address of Spanswick Investments Limited is P.O. Box 71, Craigmuir Chambers, Roadtown, Tortola, BVI. Non-U.S. persons are the beneficial owners of Spanswick Investments Limited.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

         The officers, directors and significant employees of Bionutrics are as follows:


                                                                                   TERM AS
                                                                                  DIRECTOR
NAME                              AGE         POSITION                             EXPIRES
----                              ---         --------                             -------
Ronald H. Lane, Ph.D.             52          Chairman of the Board, Chief          1997
                                              Executive Officer and President
George E. Duck, Jr.               39          Vice President, Finance,
                                              Secretary and Treasurer
Steven H. Friedman                51          Executive Vice President,
                                              Marketing and Sales of
                                              Bionutrics Health Products,
                                              Inc.
D. Michael Wells                  47          President of Nutrition                1997
                                              Technology Corporation and
                                              Director
William M. McCormick              56          Vice Chairman of the Board            1997
Richard M. Feldheim               56          Director                              1998
Ian R. Ferrier, M.D., Ph.D.       53          Director                              1997
Steve Henig, Ph.D.                54          Director                              1998
C. Everett Koop, M.D., Sc.D.      80          Director                              1999
Milton Okin                       81          Director                              1999
Frederick B. Rentschler           57          Director                              1999
Winston A. Salser, Ph.D.          57          Director                              1998



RONALD HOWARD LANE, PH.D. has served as Chairman of the Board, Chief Executive Officer and President of the Company since December 1994 and its predecessor, NutraGenics (Delaware) since April 1994 and has served as director, President and Chief Executive Officer of LipoGenics since July 1992. Dr. Lane received a Ph.D. and post-doctorate NIH fellowship from the University of Wisconsin (Madison) in Neurophysiology and is responsible for directing Bionutrics' corporate development and growth. Dr. Lane spearheaded the development of the technology at LipoGenics and has been employed previously with Norcap Financial Corporation, The National Western Group, Inc. (an investment company), and Taylor Pierson Corporation.

STEPHEN FRIEDMAN has served as Executive Vice President Marketing and Sales of Bionutrics since November 1996. Mr. Friedman is a graduate of Syracuse University and holds an MBA from Suffolk University in Boston. He served as Vice President Marketing and Sales and Group Vice President Personal and Diagnostic Products at Carter Wallace from 1977 to 1996 with responsibility for leading healthcare and health and beauty aids products. Prior to Carter Wallace he has held officer positions in consumer marketing and sales at Lever Brothers.

GEORGE E. DUCK, JR. has served as Vice President, Finance, and Secretary and Treasurer of the Company since October 1996 and has served as director, Vice President, Secretary and Treasurer of LipoGenics since November 1996. Mr. Duck, who is a CPA, was Vice President and Chief Financial Officer of the Custom Foot Corporation from March 1996 to October 1996. He was Vice President and Chief Financial Officer of the Coca Cola Bottling Company of New York, Inc. from March 1992 to March 1996 and its Treasurer from 1986 to 1992. Previously he had been Controller for Joyce Beverages, a 7-Up/Royal Crown Cola Bottler and Distributor as well as Manager of Accounting for Pepsico, Inc. Mr. Duck began his career at the firm of Coopers & Lybrand upon graduation from Pace University.


D. MICHAEL WELLS has served as President of Nutrition Technology Corporation since November 1996. He also has served as director of the Company and its predecessor NutraGenics (Delaware) since December 1994 and served as Secretary and Treasurer of the Company and NutraGenics (Delaware) from April 1994 to October 1996. Mr. Wells served as a director for LipoGenics from July 1992 until October 1996. He served as General Manager of Zapata Protein (USA), Inc. from 1995 to 1996 and is an inventor of portions of the technology. Mr. Wells was previously employed by Riviana Foods, Inc. of Houston, Texas as a General Manager of their Abbeville, Louisiana rice milling operations. Mr. Wells received a B.S. in chemistry from Southeastern Oklahoma State University and undertook graduate work in physical organic chemistry at East Texas State University. Previously, Mr. Wells was employed as Director of Technical Affairs for Conway Oil and Division Quality Assurance Manager for Safeway Stores, Inc., which included new product development management.

WILLIAM M. MCCORMICK is the Vice Chairman of the Company's Board and has been a member of the Board of Directors since May 1996. Mr. McCormick was President, Chief Executive Officer and a director of PennCorp Financial Group, Inc., a NYSE company, from 1990 to 1995 and remains a director. Prior thereto, Mr. McCormick was employed by the American Express Company. His titles ranged from Senior Vice President Finance, Systems & Operations of the American Express International Banking Corporation to President of American Express' Travel Related Services Company. Mr. McCormick then spent five years as Chairman and CEO of Fireman's Fund Insurance. After graduating from Yale, Mr. McCormick spent his early years in investment banking and management consulting with Donaldson, Lufkin & Jenrette and McKinsey & Company, Inc., respectively.

C. EVERETT KOOP, M.D., SC.D. is the former Surgeon General of the United States and has been a member of the Board of Directors since October 1995. Dr. Koop's past and present committee and board of director elections include the World Health Organization, Pan American Health Organization, American College of Surgeons, National Library of Medicine, Association of Military Surgeons of the United States, Biopure Corporation, Neurocrine, Aprex, and the Carnegie Council. Faculty appointments include Professor of Pediatrics at University of Pennsylvania School of Medicine, Elizabeth DeCamp McInery Professor, Dartmouth, Senior Scholar of C. Everett Koop Institute at Dartmouth, and Distinguished Scholar at Carnegie Foundation for the Advancement of Teaching. Dr. Koop's hospital and administrative appointments include President of the Children's Hospital of Philadelphia and Pediatric Surgical Consultant of the U.S. Naval Hospital of Philadelphia. Dr. Koop received an M.D. at Cornell University Medical College and a Sc.D. from the University of Pennsylvania (Medicine).

MILTON OKIN has been a member of the Board of Directors since October 1995. Mr. Okin has many years of diet and health food development experience, having created Weight Watchers low calorie foods that he subsequently sold to Weight Watchers International. Mr. Okin developed a unique all natural Vitamin C from acerola berry grown in plantations in Puerto Rico and Florida. The acerola operation was sold to Booker McConnell Ltd. of England in 1978. Mr. Okin has owned and operated a chain of health food related retail stores including outlets in Sears Roebuck and Company, and presently owns a mail order vitamin and health products business in Hastings, N.Y. Mr. Okin is a biochemist graduate of New York City College with graduate research at Mount Sinai Hospital in lipids, cholesterol and vitamins.

IAN R. FERRIER, M.D., PH.D. has been a member of the Board of Directors since October 1995 and was a director of NutraGenics (Delaware) from April 1994 until December 1994 and a director of LipoGenics from July 1992 until October 1996. He is a founder of Bogart Delafield Ferrier, Inc., a pharmaceutical and food industry consulting firm and has been with that firm since 1980. He serves on the board of directors of Nastech, Inc. and Dynagen, Inc. and on the compensation committee of Nastech, Inc. Dr. Ferrier has had over two decades of management and marketing experience in international healthcare, ethical pharmaceuticals, diagnostics and devices, generic drugs, and animal health. Dr. Ferrier has guided the growth of several multinational pharmaceutical companies through both internal development and acquisitions and has had senior level responsibility for technical development, commercialization and marketing of new healthcare products in the global marketplace. Dr. Ferrier was previously affiliated with ICI Pharmaceuticals, Kalichemie (Solvay et Cie); McCann Healthcare; Covington Group; Monadnock Medical; University of Edinburgh Teaching Hospitals; University of Bristol Teaching Hospitals. He earned his M.D. at the University of Edinburgh School of Medicine and holds a Ph.D. in Pharmacology (University of Edinburgh).

STEVE HENIG, PH.D. has been a member of the Board of Directors since October 1995 and served as a director of LipoGenics from August 1992 until October 1996. He has served as Senior Vice President of Technology and Marketing Services for Hunt-Wesson, Inc. since 1992. He joined Hunt-Wesson in 1983 as Vice President of Research and Development. His previous position was Vice President of Corporate Research & Development and Corporate Engineering for Land O'Lakes, Inc. in Minneapolis, Minnesota. Prior to that he held positions with Pillsbury Company and General Foods Corporation. Dr. Henig received his Bachelor of Science Degree in Chemical Engineering and a Master of Science Degree in Food and Biotechnology from the Technion-Israel Institute of Technology. He earned his Ph.D. Degree in Food Science from Rutgers University, New Brunswick, New Jersey.

FREDERICK B. RENTSCHLER has been a member of the Board of Directors since October 1995 and served as a director of LipoGenics from January 1993 until October 1996. He is Chairman of the Board of the Salk Institute in La Jolla, California. He serves on the board of directors and compensation committee of International Game Technology, a NYSE company. He served as President and Chief Executive Officer of Beatrice Companies from 1987 to 1990, having completed a leveraged buyout of Beatrice Companies in 1986 with the firm of Kohlberg, Kravis, Roberts & Company. Prior to Beatrice, Mr. Rentschler was employed as President/Chief Executive Officer of Armour-Dial and, subsequently had the same responsibility at Hunt-Wesson. Following his retirement from Beatrice, he served as President/Chief Executive Officer of Northwest Airlines and remains on their Board of Directors. Mr. Rentschler's current affiliations in addition to the Salk Institute include: ESCAgenetics Corporation, Woods Hole Oceanographic Institution (Massachusetts), and Hamilton Foundry and Machine Company. In addition, he is President of the Heard Museum National Advisory Board (Arizona), and a member of the Alumni Board of Vanderbilt University and Advisory Board of Canned Foods, Inc. (California). Mr. Rentschler received his B.A. in Economics and History from Vanderbilt University and MBA from Harvard Business School.

RICHARD M. FELDHEIM has been a director of the Company since October 1995. He served as a director, Secretary and Chief Financial Officer of LipoGenics from July 1992 until October 1996. Mr. Feldheim has served as Chairman and Co-Chief Executive Officer of Abby's, a restaurant chain in Oregon since 1991. He was in private place as a lawyer prior thereto, has previously been employed with Goldman Sachs & Co.; Donaldson, Lufkin & Jenrette; J. Aron Company; and Price Waterhouse, and was President of Norcap Financial Corporation.

Mr. Feldheim received a B.S., B.A., a Master's Degree in Accounting, and a J.D. from the University of Arizona, as well as an LL.M. in Taxation from New York University. He is a Certified Public Accountant.

WINSTON A. SALSER, PH.D. has served as a member of the Board of Directors since October 1995, served as a director of LipoGenics from August 1992 until October 1996 and is Chairman of Bionutrics' Scientific Advisory Board. Dr. Salser has been a Professor of Molecular Biology at the University of California, Los Angeles since 1968. Dr. Salser was the founding President of Amgen, Inc. and formed its Scientific Advisory Board. He received a B.S. from the University of Chicago in physics, a Ph.D. from the Massachusetts Institute of Technology in molecular biology, and was a Helen Hay Whitney Foundation Postdoctoral Fellow.

SCIENTIFIC ADVISORY BOARD

         In addition to Dr. Salser, Dr. Asaf A. Qureshi serves on the Company's Scientific Advisory Board and is a consultant to the Company. Dr. Qureshi is a principal international researcher in vitamin E like compounds. He has been conducting analytical chemistry and biochemistry research for LipoGenics since 1989 and presently performs proprietary work for Bionutrics. Dr. Qureshi is the President of Advanced Medical Research in Madison, Wisconsin, and conducts independent contract chemical analysis and experimentation. He received a Bachelor of Pharmacy from the University of Punjab in Lahore, Pakistan; a Ph.D. in Organic and Analytical Chemistry from Manchester University; and was Postdoctoral Fellow at Sussex University and Yale University. Dr. Qureshi has published well over 100 articles and chapters of books on biochemistry and analytical chemistry.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY OF CASH AND OTHER COMPENSATION

                           SUMMARY COMPENSATION TABLE

         The following table sets forth all compensation earned by the Company's Chief Executive Officer (the named executive officer) for services rendered to the Company for the last three completed fiscal years. No other executive officer of the Company earned more than $100,000 during such prior fiscal years.



                                                                                                            LONG TERM
                                                                                                          COMPENSATION
                                                                                                          ------------
                                                             ANNUAL COMPENSATION                             AWARDS
                                            ------------------------------------------------------           ------
                                                                                                           SECURITIES
                                                                                    OTHER ANNUAL           UNDERLYING
                                YEAR        SALARY($)(1)          BONUS($)         COMPENSATION($)         OPTIONS(#)
                                ----        ------------          --------         ---------------         ----------
Ronald H. Lane                  1996          $211,756          $250,000(2)          $167,884(3)             760,000
   Chairman of the              1995          $103,282              ---                  ---                   ---
   Board, Chief
   Executive Officer
   and President



(1) Mr. Lane received certain perquisites, the value of which did not exceed 10% of his salary and bonus.

(2)      Awarded and accrued but not yet paid.


(3) Reflects a promissory note in the amount of $147,000 and accrued interest owed to the Company by Mr. Lane which was converted to compensation.

OPTION GRANTS

         The following table provides information on stock options granted to the Company's named executive officer during the fiscal year ended October 31, 1996.

                        OPTION GRANTS IN LAST FISCAL YEAR


                                                                                                   POTENTIAL REALIZABLE VALUE
                                                                                                     AT ASSUMED ANNUAL RATES
                                                                                                         OF STOCK PRICE
                                                                                                     APPRECIATION FOR OPTION
                                                          INDIVIDUAL GRANTS                                  TERM(2)
                                    -----------------------------------------------------------
                                    Number of        % of Total
                                    Securities       Options
                                    Underlying       Granted to       Exercise
                                    Options          Employees in     Price          Expiration
NAME                                Granted(#)(1)    Fiscal Year      ($/Sh)         Date             5%($)         10%($)
Ronald H. Lane
Chairman of the Board, Chief        760,000          61.39%           $5.00          10/31/01      $1,084,800     $2,318,000
Executive Officer and President


---------------------
(1) The options vest with respect to one-third of the shares on each of the first, second and third anniversaries of the grant date.


(2) Calculated from a base price equal to the exercise price of each option, which was the fair market value of the Common Stock on the date of the grant. The amounts represent only certain annual rates of appreciation. Actual gains, if any, on stock option exercises and Common Stock holdings cannot be predicted, and there can be no assurance that the gains set forth on the table will be achieved.




                         AGGREGATED OPTION EXERCISES IN
                              LAST FISCAL YEAR AND
                          FISCAL YEAR-END OPTION VALUES




                                                                  Number of Securities              Value of Unexercised
                                                                 Underlying Unexercised             In-the-Money Options
                             Shares                          Options at Fiscal Year-End(#)          at Fiscal Year-End($)
                          Acquired on          Value
                            Exercise          Realized       Exercisable    Unexercisable(1)    Exercisable   Unexercisable(1)(2)
Ronald H. Lane                  0                $0               0              760,000            $0             $ 0
 Chairman of the
 Board, Chief
 Executive Officer
 and President



---------------------
(1) The options vest with respect to one-third of the shares on each of the first, second and third anniversaries of the grant date.



(2) The options were granted at fair market value on the last day of the fiscal year-end and therefore the value on that date less the exercise price equals $0.

1996 STOCK OPTION PLAN


         General. The Company's 1996 Stock Option Plan (the "1996 Plan"), provides for the granting of options to acquire Common Stock of the Company ("Options"), the direct granting of Common Stock ("Stock Awards"), the granting of stock appreciation rights ("SARs"), and the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). The 1996 Plan is intended to comply with Rule 16b-3 as promulgated under the Securities Exchange Act of 1934 with respect to persons subject to Section 16 of such Act. The Company believes that the 1996 Plan is important in attracting and retaining executives and other key employees and constitutes a significant part of the compensation program for key personnel, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The 1996 Plan will remain in effect until October 31, 2006. The Company reserved 1,900,000 shares of Common Stock issuable pursuant to the 1996 Plan. On October 31, 1996, an aggregate of 1,223,000 Options were granted to employees, consultants and directors with a five year exercise period, which vest equally over a three year period. Options for an additional 15,000 shares were issued on the same terms to the widow of a former officer.


         If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1996 Plan. If any change is made in the stock subject to the 1996 Plan, or subject to any Option or SAR granted under the 1996 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1996 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1996 Plan and the number of shares and exercise price per share of stock subject to outstanding Options.

         Eligibility and Administration. Options and Awards may be granted only to persons ("Eligible Persons") who at the time of grant are either (i) key personnel, including officers and directors of the Company or its subsidiaries, or (ii) consultants and independent contractors who provide valuable services to the Company or to its subsidiaries. Options that are incentive stock options may only be granted to key personnel of the Company who are also employees of the Company (or its subsidiaries). To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code. Employees of the Company may not receive grants of Options or Awards representing more than 50 percent of the shares of Common Stock issuable under the 1996 Plan.

         The Eligible Persons under the 1996 Plan are divided into two groups, and there is a separate administrator (each a "Plan Administrator") for each group. One group consists of Eligible Persons who are executive officers and directors of the Company and all persons who own 10% or more of the Company's issued and outstanding stock. The power to administer the 1996 Plan with respect to those persons rests with the Board of Directors or a committee comprised of two or more non-employee directors who are appointed by the Board of Directors. The power to administer the 1996 Plan with respect to the remaining Eligible Persons is vested with the Board of Directors or a committee appointed by the Board of Directors. Each Plan Administrator determines (i) which of the Eligible Persons in its group will be granted Options and Awards; (ii) the amount and timing of the grant of such Options and Awards; and (iii) such other terms and conditions as may be imposed by the Plan Administrator consistent with the 1996 Plan. To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code.

         Exercise of Options. The expiration date, maximum number of shares purchasable and other provisions of the Options, including vesting, are established at the time of grant. Options may be granted for terms of up to 10 years. The exercise prices of Options are determined by the Plan Administrator, but if the option is intended to be an incentive stock option may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its subsidiaries) of the fair market value of the Common Stock at the time of the grant.

         To exercise an Option, the optionholder will be required to deliver to the Company full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised (i) by delivery of cash or bank cashier's check to the Company; (ii) payment in other shares of previously owned stock of the Company; or (iii) a sale and remittance procedure by the optionholder whereby the shares are immediately sold and funds to cover the aggregate exercise price are remitted to the Company.

         The Plan Administrator may authorize the grant of reload Options. Reload Options shall equal (i) the number of shares of previously owned stock used to exercise the underlying Options and (ii) the number of shares withheld or the number of shares of previously owned stock used to satisfy tax withholding requirements incident to the exercise of the underlying Options. The exercise price of the reload Options shall be the fair market value on the date of grant of the reload Options and such Options shall have a term equal to the remaining term of the underlying Options. No reload Options shall be granted when the exercise of the underlying Options occurs following termination of the Optionholder's employment.

         Unless otherwise authorized by the Board of Directors in its sole discretion, Options granted under the 1996 Plan are nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. Unless the terms of the stock option agreement otherwise provide, in the event of the death or termination of the employment or services of the participant (but never later than the expiration of the term of the Option) Options may be exercised within a three month period. If termination is by reason of disability, however, Options may be exercised by the optionholder or the optionholder's estate or successor by bequest or inheritance during the period ending one year after the optionholder's retirement (but not later than the expiration of the term of the option). Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

         Awards. The Plan Administrator also may grant Awards to Eligible Persons under the 1996 Plan. SARs entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of Common Stock from the price stated in the award agreement to the market value of the Common Stock on the date first exercised or surrendered. Stock Awards entitle the recipient to directly receive Common Stock. Cash Awards entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock or other securities of the Company. The Plan Administrator may, consistent with the 1996 Plan, determine such other terms, conditions, restrictions and limitations, if any, on any Awards.

DIRECTORS' COMPENSATION

         The Company pays its directors $1,000 for attendance at each meeting of the Company's directors. In addition, directors may be reimbursed for certain expenses in connection with attendance at board and committee meetings. The Company granted each of its directors options to purchase 10,000 shares of Common Stock on October 31, 1996. The Company issued additional options to purchase 100,000 shares of stock to Mr. Wells on October 31, 1996 in connection with his employment at the Company. The options have a five year term and vest with respect to one-third of the shares on each of the first, second and third anniversaries of the grant date. See Item 7. "Certain Relationships and Related Transactions" with respect to consulting services and grant of warrants to William M. McCormick, a director, in fiscal 1996.

BOARD COMMITTEES

         The Compensation Committee consists of Messrs. Henig and Rentschler. The Compensation Committee establishes salaries, incentive and other forms of compensation for officers and other employees, administers incentive compensation and benefit plans, including the Company's 1996 Stock Option Plan, and recommends policies relating to such plans. Mr. Henig is a Senior Vice President of Hunt-Wesson Inc., which holds an option granted by LipoGenics in July 1992 for the purchase of 110,144 shares of the Company at a price of $150,000.

         The Audit Committee consists of Messrs. Feldheim and Ferrier. The Audit Committee will meet periodically with management and the Company's independent auditors and will review the results and scope of the audit and other services provided by the Company's independent auditors, and the adequacy of internal controls.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         On October 5, 1995, Mr. Okin, a director, and the Company entered into an agreement pursuant to which: (i) Mr. Okin and his children purchased a total of 250,000 shares of restricted Common Stock of the Company at $1.00 per share;
(ii) Mr. Okin agreed to loan the Company funds to pay certain legal fees incurred by the Company for FDA counsel, which were to be repaid in 12 months without interest; and (iii) Mr. Okin agreed to loan the Company $250,000 secured by various assets. The term of the $250,000 loan was for two years with a variable rate of interest based upon six-month interbank offered rate (LIBOR) plus the spread of 1.5 points above LIBOR. Mr. Okin at his sole option, may elect to receive all or part of any repayment of such secured loan as well as any loan advanced for legal fees in Common Stock of the Company at a price of $1.50 per share. The proceeds from the purchase of shares and the secured loan were used for the manufacture, marketing and sales of the product. The secured loan was subsequently converted into Common Stock in October 1996. There were no loans to the Company to pay legal fees as the Company used other funds to pay FDA counsel legal fees.



         On March 1, 1996, an additional secured loan was entered into between the Company and Mr. Okin. The additional loan was for an aggregate amount of $350,000 and was advanced in stages to the Company from March 1, 1996 to June 1, 1996. This loan also permitted conversion of the loan into Common Stock of the Company at a price of $1.50 per share and also carried a variable interest rate on the unpaid balance based upon LIBOR plus 1.5 points. This loan was subsequently converted into Common Stock in October 1996. The proceeds from this loan were utilized to fund operations, in particular, salaries, consulting fees and product testing.



         The Company loaned Ronald Lane, Chairman, President and Chief Executive Officer, $147,000 pursuant to a note dated July 1994 bearing interest at 8% per annum and due July 1997. The note plus accrued interest was converted to compensation in fiscal 1996.


         C. Everett Koop, M.D., entered an agreement with the Company on October 31, 1995 to serve on the Board of Directors of the Company and in return received options exercisable within three years to purchase 180,000 shares of the Company's restricted Common Stock at a price of $1.50 per share. Simultaneously with the execution of such agreement, Dr. Koop purchased 20,000 restricted shares of Common Stock of the Company at $1.00 per share.

         In consideration for consulting services rendered or to be rendered to the Company, William M. McCormick, a director, was granted a warrant in May 1996 for the purchase of 250,000 shares of restricted common stock at the price of $2.50 per share. He also was granted unvested warrants that become exercisable at the rate of 50,000 shares per quarter commencing in November 1996 to May 1998 for a total of 350,000 shares. The exercise price of such warrants is $2.50 per share for the first 50,000 and $4.00 per share for the remaining 300,000. All warrants have 10 year exercise periods upon becoming exercisable. Mr. McCormick's responsibilities under the consulting arrangement are assisting the Company in raising capital, representing the Company with investors and brokerage firms and assisting in the development of the Company. He is currently serving as Vice-Chairman of the Board of Directors.



         The shareholders of LipoGenics approved a merger of a wholly owned subsidiary of Bionutrics with and into LipoGenics wherein LipoGenics survived the merger and became a wholly owned subsidiary of Bionutrics. The consideration paid by Bionutrics in the merger was 2,092,743 restricted shares of Common Stock of Bionutrics. The shareholders of LipoGenics received the shares of Bionutrics in a nontaxable exchange. The effect of the merger ended the royalty obligations under the License Agreement to LipoGenics and resulted in Bionutrics acquiring full rights to the technology. The merger was completed in October 1996. The directors of LipoGenics were directors of the Company at the time of the merger and all of LipoGenics' shareholders were also shareholders of the Company. LipoGenics and the Company were under common control as a result of the December 1994 merger of the Company and NutraGenics (Delaware). NutraGenics (Delaware) was formed pursuant to a rights offering in April 1994 to all shareholders of LipoGenics.



         Winston A. Salser through a family limited partnership acquired 100,000 shares of the Company's Common Stock in November 1996 at a purchase price of $7.00 per share. These funds are intended for working capital, primarily salaries, consulting fees and product testing.



         All future transactions, including any loans from the Company to its officers or directors, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors, or, if required by law, a majority of disinterested shareholders, and will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties.


ITEM 8. LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings.

ITEM 9. MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.



         The Company's Common Stock is traded on the NASDAQ OTC Bulletin Board under the symbol BNRX. The high and low closing bid information for the Company's Common Stock during the year ended October 31, 1995, the year ended October 31, 1996, and the quarter ended January 31, 1997 is based on OTC Bulletin Board information.

                                                           High            Low
Year Ended October 31, 1995

         First Quarter ........................             1              1
         Second Quarter .......................             2              1
         Third Quarter ........................             2 1/2          2
         Fourth Quarter .......................             2 1/2          1 1/2

Year Ended October 31, 1996

         First Quarter ........................             1 1/2            1/2
         Second Quarter .......................             2 1/4            1/4
         Third Quarter ........................             6              3 1/2
         Fourth Quarter .......................             8              4 7/8

Year Ended October 31, 1997

         First Quarter ........................             11             8


         Such quotations reflect inter-dealer bids, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.


         On March 18, 1997 the closing price of the Common Stock was 7 3/4. As of March 18, 1997 there were 214 holders of record of the Company's Common Stock.


         The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements, and financial condition and such other factors as the Board of Directors may consider.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

         In February 1994, the Company issued 250,000 shares to the then President and sole director of the Company for a total offering price of $10,000, or $0.04 per share.


         In connection with the merger of NutraGenics (Delaware) into a subsidiary of the Company, the Company on December 29, 1994 issued 7,134,066 shares of Common Stock to the 39 shareholders of NutraGenics (Delaware) existing at such time, 28 of which were founders of NutraGenics (Delaware) and three of which were founders, officers and directors of NutraGenics (Delaware) and became officers and directors of the Company.

         In October, 1995, the Company issued 250,000 shares of Common Stock to Mr. Okin, a director of the Company, and three of his children for a total offering price of $250,000, or $1.00 per share (the "Okin Financing").



         From January through October, 1995, the Company issued a total of 393,000 shares of Common Stock to 10 persons for a total purchase price of $393,000, or $1.00 per share. Of such $393,000, $88,000 was paid through the cancellation of indebtedness owed by the Company to two of the purchasers of shares.



         In September 1995, the Company issued 10,000 shares at $1.00 per share to the Company's chief financial officer for consulting services rendered by him valued at $10,000. Such issuance was exempt from registration under the 1933 Act pursuant to Rule 701 promulgated thereunder.


         In September 1995, the Company authorized the issuance of shares to two consultants for services to be rendered at the rate of $1.00 per share. An aggregate of 15,000 shares were issued in August 1996 and 25,000 shares in January 1997.


         In October 1995, the Company issued to Dr. Koop, a director of the Company, 20,000 shares of Common Stock for a total offering price of $20,000, or $1.00 per share.



         In October 1995, the Company issued 22,500 shares of Common Stock at $1.00 per share to two individuals for services rendered by them in connection with accounting and other consulting services provided to the Company.


         In October 1995, the Company issued 28,061 shares of Common Stock to Goldstein & Goldstein for legal services rendered to the Company by such firm.


         In October 1995, the Company issued a total of 700,901 shares of Common Stock to 11 stockholders of LipoGenics, eight of which were directors of the Company or their affiliates and three of which were consultants or providers of professional services to the Company, to repay an aggregate of $980,669 of indebtedness of LipoGenics to such persons. Such issuance was effected pursuant to the terms of a License Agreement between LipoGenics and the Company, which provided for the assumption of such indebtedness of LipoGenics by the Company.



         In May 1996, the Company issued a total of 26,425 shares of Common Stock valued at $1.00 per share to one individual as compensation for consulting services rendered to the Company in connection with a second round of Okin financing and issued a total of 24,000 shares of Common Stock valued at $1.00 per share to four individuals as compensation for consulting services rendered to the Company in connection with Dr. Koop joining the Board of Directors of the Company. Such issuance was exempt from registration under the 1933 Act pursuant to Rule 701 promulgated thereunder.


         From May through July 1996, the Company issued a total of 546,875 shares of Common Stock to Incon Technologies, L.L.C. ("Incon") for a total offering price of $1,465,625. Of such shares, 175,001 were issued at the price of $2.00 per share and 371,875 were issued at the price of $3.00 per share. Incon entered into a joint venture arrangement with the Company relating to certain manufacturing requirements of the Company.


         In June 1996, the Company issued 90,000 shares of Common Stock to two investors known to directors of the Company, one for a total offering price of $105,000, or $1.75 per share, and one for a total offering price of $60,000 or $2.00 per share.

         In June 1996, the Company issued a total of 146,667 shares of Common Stock to William McCormick, a director of the Company, and his family members. The total offering price for such shares was $200,000. Of such shares, 66,667 were issued for $1.50 per share and 50,000 were issued for $2.00 per share.


         In October 1996, the Company repaid $600,000 principal amount of indebtedness owed to Mr. Okin, a director, under the terms of certain promissory notes by issuing to him 400,000 shares of Common Stock at the price of $1.50 per share. Such repayment was made pursuant to Mr. Okin's exercise of rights previously granted to him in connection with the funding of such loans. See Item 7 above.

         In October 1996, the Company issued 1,000,000 shares of Common Stock to one overseas institutional investor for a total offering price of $5,000,000, or $5.00 per share. Such offering was made without registration under the 1933 Act pursuant to the exemption from such registration afforded by Regulation S promulgated thereunder.


         In connection with the Company's acquisition of LipoGenics on October 31, 1996, as a wholly owned subsidiary of the Company, the Company issued a total of 2,092,743 shares of Common Stock to the 31 stockholders of LipoGenics, all of whom were existing shareholders of the Company, including eight directors or their affiliates, and two consultants.



         In October 1996, the Company issued options pursuant to its 1996 Stock Option Plan for the purchase of an aggregate of 1,223,000 shares at $5.00 per share. Options for an additional 15,000 shares were issued outside the plan to the widow of a former officer. None of these options have been exercised. An exemption from registration under the 1933 Act was unnecessary in that the issuance of the securities did not involve a sale of securities as that term is used in Section 2(3) of the 1933 Act.


         In November 1996, the Company issued 100,000 shares of restricted Common Stock to a family limited partnership of Mr. Salser, a director, for a total offering price of $700,000, or $7.00 per share.


         In January 1997, the Company issued 63,818 shares of Common Stock to four individual foreign investors for a total offering price of $319,090, or $5.00 per share, pursuant to a commitment entered into in August 1996. Such offering was made without registration under the 1933 Act pursuant to the exemption from such registration afforded by Regulation S promulgated thereunder.



         In February 1997, the Company issued a total of 59,600 shares to two existing shareholders for $417,200, or $7.00 per share.



         In March 1997, the Company has received commitments for $6,000,000 pursuant to a second Regulation S offering. Of that amount, 452,706 shares have been or are to be issued for a total offering price of $3,200,000 or $7.00 per share to the same overseas investor and an affiliate who invested in October 1996. The balance of 400,000 shares at a total offering price of $2,800,000 or $7.00 per share were issued to three European institutional investors and 20 European individual investors. Such offering was made without registration under the 1933 Act pursuant to the exemption from such registration afforded by Regulation S promulgated thereunder.


         The sales and issuances of the securities in the transaction above to the extent not noted otherwise were deemed to be exempt from registration under the 1933 Act by virtue of Section 4(2). Appropriate legends have been placed on the stock certificates for all shares issued by the Company and investment representations were obtained from the purchasers. All purchasers of securities either received adequate information about the Company or had access, through employment or other relationships, to such information and were sophisticated investors. All of such securities issued pursuant to such exemption are restricted securities as defined in Rule 144(a)(3) promulgated under the 1933 Act.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Company's authorized capital stock consists of 45,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). As of January 15, 1997, there were issued and outstanding 15,256,797 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

         The Board of Directors is authorized, subject to any limitations prescribed by the laws of the state of Nevada, but without further action by the Company's stockholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designations, powers, preferences and rights of the shares of each such series (including dividend, redemption, sinking fund, conversion, voting and liquidation rights) and any qualifications, limitations, or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

NEVADA GENERAL CORPORATION LAW AND CERTAIN CHARTER PROVISIONS

         The provisions of the Company's Restated Articles of Incorporation and Bylaws and the Nevada General Corporation Law (the "Nevada GCL") summarized below may have the effect of discouraging, delaying, or preventing hostile takeovers, including those that might result in a premium over the market price, and discouraging, delaying, or preventing changes in control or management of the Company.

         Combinations with Interested Stockholders under the Nevada GCL. The Company is subject to the provisions of Sections 78.411 through 78.445 of the Nevada GCL. In general, these statutes prohibit a publicly held Nevada corporation from engaging, under certain circumstances, in a "combination" with an "interested stockholder" for a period of three years after the interested stockholder's date of acquiring shares, unless the combination or the purchase of shares made by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the Board of Directors of the corporation before that date. In addition, these statutes generally prohibit a publicly held corporation from engaging in a combination with an interested stockholder after the expiration of three years after the interested stockholder's date of acquiring shares, other than a combination meeting one of the following requirements: (i) a combination approved by the Board of Directors of the corporation before the interested stockholder's date of acquiring shares, or as to which the purchase of shares made by the interested stockholder on that date has been approved by the Board of Directors of the corporation before that date; (ii) a combination approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder proposing the combination, or any affiliate or associate of the interested stockholder proposing the combination; (iii) a combination in which the aggregate amount of the cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by the holders of outstanding common stock of the corporation not beneficially owned by the interested stockholder immediately before that date is at least equal to the higher of the following: (a) subject to certain adjustments, the highest price per share paid by the interested stockholder, at a time when such stockholder was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of the corporation, for any common stock of the same class or series acquired by such stockholder within three years immediately before the date of announcement with respect to the combination or within three years immediately before, or in, the transaction in which such stockholder became an interested stockholder, whichever is higher; and (b) subject to certain adjustments, the market value per common share on the date of announcement with respect to the combination or on the interested stockholder's date of acquiring shares, whichever is higher; or (iv) a combination in which the aggregate amount of the cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by the holders of outstanding shares of any class or series of stock, other than common stock, not beneficially owned by the interested stockholder immediately before that date is at least equal to the highest of the following, whether or not the interested stockholder has previously acquired any shares of the class or series of stock: (x) subject to certain adjustments, the highest price per share paid by the interested stockholder, at a time when such stockholder was the beneficial owner, directly or indirectly, of five percent or more of the outstanding voting stock of the corporation, for any shares of that class or series of stock acquired by such stockholder within three years immediately before the date of announcement with respect to the combination or within three years immediately before, or in, the transaction in which such stockholder became an interested stockholder, whichever is higher; (y) subject to certain adjustments, the highest preferential amount per share to which the holders of shares of the class or series of stock are entitled in the event of any voluntary liquidation, dissolution or winding up of the corporation, plus the aggregate amount of any dividends declared or due to which the holders are entitled before payment of the dividends on some other class or series of stock; and (z) the market value per share of the class or series of stock on the date of announcement with respect to the combination or on the interested stockholder's date of acquiring shares, whichever is higher. An "interested stockholder" is generally defined in the statutes as a person who is (i) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting shares of the corporation; or (ii) an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation. The statutes define a "combination" to include mergers, consolidations, stock sales and asset based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

         Acquisition of a Controlling Interest under Nevada GCL. The Company is also subject to the provisions of Sections 78.378 through 78.3793 of the Nevada GCL. These sections generally provide that any "control shares" acquired by a person in the direct or indirect acquisition of a "controlling interest" in a Nevada corporation, greater than a level of "controlling interest" previously authorized by the corporation's stockholders, (i) shall be divested of all voting rights, except to the extent that the retention of voting rights is authorized by the stockholders of the corporation other than the acquiring person and associated persons, and (ii) may be redeemed, in whole but not in part, by the corporation at the average price paid for the control shares. These sections define "control shares" as those voting shares which an acquiring person and associated persons acquire in the acquisition of a "controlling interest," greater than a level of controlling interest previously authorized by the corporation's stockholders, or within 90 days immediately preceding the date the acquiring person acquired such greater controlling interest. A "controlling interest" is defined in the statutes as the ownership of voting shares sufficient, but for the provisions of Sections 78.378 through 78.3793, to enable a person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more, of all of the voting power of the corporation in the election of directors.

         Certain Charter Provisions. The Company's Restated Articles of Incorporation and Bylaws contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions include
(i) the division of the Board of Directors into three staggered classes, with directors of each class holding office for a period of three years, (ii) the authority of the Board to fill vacancies on the Board, and (iii) the authority of the Board of Directors to issue Preferred Stock in series with such voting rights and other powers as the Board of Directors may determine. Among other things, these provisions could have the result of delaying or preventing an acquiror from being able to elect a majority of the Board of Directors, or otherwise obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Pacific Stock Transfer Company, Las Vegas, Nevada.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Restated Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(ii) for the payment of dividends in violation of restrictions imposed by
Section 78.300 of the Nevada GCL. The effect of this provision in the Restated Articles of Incorporation is to eliminate the rights of the Company and its stockholders, either directly or through stockholders' derivative suits brought on behalf of the Company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided under the Nevada GCL.

         In addition, the Company has adopted provisions in its Bylaws that require the Company to indemnify its directors, officers and certain other representatives of the Company against expenses, liabilities and other matters arising out of their conduct on behalf of the Company, or otherwise referred to in or covered by applicable provisions of the Nevada GCL, to the fullest extent permitted by the Nevada GCL.

         Section 78.751 of the Nevada GCL provides that a corporation may indemnify its directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with an action, suit or proceeding in which the director or officer has been made or is threatened to be made a party, if the director or officer acted in good faith and in a manner which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reason to believe the director's or officer's conduct was unlawful. Any such indemnification may be made by the corporation only as ordered by a court or as authorized in a specific case upon a determination made in accordance with the Nevada GCL that such indemnification is proper in the circumstances.

         Indemnification may not be made under the Nevada GCL for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, the director or officer must be indemnified under the Nevada GCL by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by the director or officer in connection with the defense.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The Financial Statements required by this Item 13 are set forth in pages F-1 through F-12 of this Registration Statement. No supplementary financial information is required.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


         In November 1996, the Company's predecessor auditors, LeMaster & Daniels PLLC, were dismissed and Deloitte & Touche LLP was engaged as the Company's independent public accountants. The change in accountants was recommended by the Audit Committee and approved by the Board of Directors. Prior reports of the predecessor auditors did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except for a modification that describes substantial doubt surrounding NutraGenics's ability to continue as a going concern. During the two most recent fiscal years and the subsequent interim period, there have not been any disagreements with the predecessor auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The Company has authorized the predecessor auditors to respond to any inquiries of Deloitte & Touche LLP.


ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS.


         (a)      Financial Statements.



                  Independent Auditors' Report dated December 6, 1996.



                  Consolidated balance sheets as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994, the 10 month period ended October 31, 1995, the year ended October 31, 1996 and for the period from February 22, 1990 (date of inception) to October 31, 1996.



                  Consolidated balance sheets as of January 31, 1997 (unaudited) and October 31 1996, and the related unaudited consolidated statements of operations, stockholders' equity and cash flows for the three months ended January 31, 1997 and 1996.

         (b)      Exhibits


                  3.1*       Restated Articles of Incorporation

                  3.2*       Articles of Amendment to the Articles of Incorporation

                  3.3*       Bylaws

                  4.1*       Form of Certificate evidencing shares of Common Stock

                  10.1*      Option granted to Hunt-Wesson, Inc. by LipoGenics, Inc., dated July 1992.

                  10.2*      Agreement dated October 1995 between the Company and Milton Okin, Kenneth Okin,
                             Robert Okin and Nicki Closset and Amendment to Agreement dated October 1995

                  10.3*      Agreement between the Company and C. Everett Koop for the purchase of 20,000 shares of Common Stock and the issuance of 180,000 options dated October 1995

                  10.4*      Additional Secured Loan Agreement dated March 1996 between the Company and
                             Milton Okin

                  10.5*      Warrant Agreement for the purchase of 600,000 shares between the Company and
                             William M. McCormick dated May 1996

                  10.6       Joint Venture Agreement between the Company and Incon Technologies, LLC.

                  10.7*      Stock Purchase Agreements dated September 16, 1996 and October 31, 1996 between the Company and Spanswick Limited

                  10.8*      1996 Stock Option Plan

                  16         Letter for change in certifying accountant

                  21*        Subsidiaries of the Company

                  27*        Financial Data Schedule





*Previously filed on January 21, 1997

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            BIONUTRICS, INC.



Date:   March 20, 1997                     By: /s/Ronald H. Lane
        _______________                         ___________________________
                                                Ronald H. Lane
                                                President and Chief Executive
                                                Officer

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)


Consolidated Financial Statements
Year Ended December 31, 1994,
Ten Month Period Ended October 31, 1995,
Year Ended October 31, 1996 and
Period from February 22, 1990 (Date of Inception) to
October 31, 1996, and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Board of Directors
Bionutrics, Inc.
Phoenix, Arizona


We have audited the consolidated balance sheets of Bionutrics, Inc. (formerly NutraGenics, Inc.) and subsidiaries (a development stage company) (collectively referred to as the "Company") as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and for the period from February 22, 1990 (date of inception) to October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Bionutrics, Inc. and LipoGenics, Inc., which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the balance sheet of NutraGenics, Inc. ("NutraGenics") as of October 31, 1995, or the related statements of operations, stockholders' equity and cash flows of NutraGenics for the ten month period ended October 31, 1995 and the period from April 5, 1994 (date of NutraGenics' inception) to October 31, 1995, which statements reflect total assets of $1,093,000 as of October 31, 1995, and no revenues. Those statements were audited by other auditors whose report, dated December 22, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the substantial doubt surrounding NutraGenics' ability to continue as a going concern. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NutraGenics for such prior period, is based solely on the report of such other auditors.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.


In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 1995 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from February 22, 1990 (date of inception) to October 31, 1996, in conformity with generally accepted accounting principles.



The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing and marketing dietary supplements using proprietary technology. As discussed in Note 1 to the consolidated financial statements, the Company's operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Deloitte & Touche LLP
Phoenix, Arizona



December 6, 1996

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)



CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 1995 AND 1996
--------------------------------------------------------------------------------------------------
ASSETS                                                                       1995            1996
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)                                 $    427,200    $  5,676,360
  Note receivable (Note 3)                                                 50,000
  Accrued interest (Note 3)                                                 2,000
                                                                     ------------    ------------
          Total current assets                                            479,200       5,676,360
                                                                     ------------    ------------
PROPERTY - Net of accumulated depreciation
  of $21,701 in 1996 (Note 2)                                                              70,199
                                                                     ------------    ------------
OTHER ASSETS:
  Notes receivable (Note 3)                                               147,000          16,665
  Accrued interest (Note 3)                                                14,700           1,333
  Organizational costs - net                                                5,830
  Patent applications and other related costs (Note 2)                    452,791         452,791
                                                                     ------------    ------------
          Total other assets                                              620,321         470,789
                                                                     ------------    ------------
TOTAL                                                                $  1,099,521    $  6,217,348
                                                                     ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                   $    286,686    $    565,823
  Accrued payroll and compensation                                                        306,481
  Accrued other                                                             7,968          64,174
                                                                     ------------    ------------
          Total current liabilities                                       294,654         936,478
                                                                     ------------    ------------
LONG-TERM LIABILITY - Note payable (Note 4)                               250,000
                                                                     ------------    ------------
          Total liabilities                                               544,654         936,478
                                                                     ------------    ------------
COMMITMENTS AND CONTINGENCIES  (Notes 1, 5, 7 and 9)
 STOCKHOLDERS'  EQUITY (Note 5):
  Common stock, $.001 par value - authorized, 45,000,000 shares;
    issued and outstanding, 10,956,269 and 15,067,979 shares               10,956          15,068
  Preferred stock, $.001 par value - authorized, 5,000,000 shares;
    no issued and outstanding shares
  Additional paid-in capital                                            2,677,558      10,406,996
  Deficit accumulated during the development stage                     (2,132,444)     (5,139,991)
  Common stock in treasury                                                 (1,203)         (1,203)
                                                                     ------------    ------------
          Total stockholders' equity                                      554,867       5,280,870
                                                                     ------------    ------------
TOTAL                                                                $  1,099,521    $  6,217,348
                                                                     ============    ============



See notes to consolidated financial statements.

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)


CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------
                                                                                         February 22,
                                                               Ten                          1990
                                                              Month                       (Date of
                                                 Year        Period         Year         Inception)
                                                Ended         Ended         Ended            to
                                             December 31,   October 31,   October 31,    October 31,
                                                1994          1995          1996            1996
REVENUES - Licensing fees (Note 1)         $            $    50,000    $    20,000    $    72,448
                                          -----------    -----------    -----------    -----------

EXPENSES - Including  related  party
  amounts of $55,178,  $68,972, $469,103
  and $976,995, respectively:
    Consulting services (Notes 5 and 8)       101,832        153,650        385,916      1,317,915
    Research and development
      (Notes 2 and 8)                                         25,300        626,735        922,203
    Other operating expenses (Note 8)         147,519        162,950      1,984,229      2,725,556
                                          -----------    -----------    -----------    -----------

          Total expenses                      249,351        341,900      2,996,880      4,965,674
                                          -----------    -----------    -----------    -----------

OTHER (EXPENSE) INCOME:
  Interest expense - including related
    party amounts of $45,809, $33,756,
    $35,457 and $213,119, respectively
    (Note 8)                                  (54,833)       (52,391)       (45,019)      (283,913)
  Interest income                               9,990         12,806         14,352         37,148
                                          -----------    -----------    -----------    -----------

         Total other expense                  (44,843)       (39,585)       (30,667)      (246,765)
                                          -----------    -----------    -----------    -----------

LOSS BEFORE PROVISION FOR
   INCOME TAXES                              (294,194)      (331,485)    (3,007,547)    (5,139,991)

PROVISION FOR INCOME
  TAXES (Note 6)
                                          -----------    -----------    -----------    -----------

NET LOSS                                  $  (294,194)   $  (331,485)   $(3,007,547)   $(5,139,991)
                                          ===========    ===========    ===========    ===========





See notes to consolidated financial statements.

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PERIOD FROM  FEBRUARY 22, 1990 (Date of  Inception)  TO DECEMBER 31, 1993,  YEAR
ENDED  DECEMBER 31, 1994, TEN MONTH PERIOD ENDED OCTOBER 31, 1995 AND YEAR ENDED
OCTOBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------




                                                                                                          Common Stock
                                                                                                      ----------------------
                                                                                                      Shares         Amount


BALANCE, FEBRUARY 22, 1990 (Date of Inception)                                                             -     $        -
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)                             64,400             64
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992       129,600            130
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992                    1,900              2
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992                    2,000              2
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992                2,000              2
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992                      100
  Issuance of common shares for cash at $.004 per share, December 1993                               642,741            643
  Net loss - February 22, 1990 through December 31, 1993
                                                                                                  ----------        -------
BALANCE, DECEMBER  31, 1993                                                                          842,741            843


  Issuance of common shares for cash at $.015 per share, February - December 1994                  1,555,000          1,555
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)            7,134,066          7,134
  Reclassification  of  intercompany  shares to treasury  shares
  Net loss - year ended December 31, 1994
                                                                                                  ----------         ------
BALANCE, DECEMBER  31, 1994                                                                        9,531,807          9,532
  Issuance of common shares for cash at $1 per share, January 1995 - October 1995                    663,000            663
  Issuance of common shares for services at $1 per share, January 1995 - October 1995                 60,561             60
  Issuance of common shares for services at $1.40 per share, October 1995                            380,494            381
  Notes payable and other liabilities converted to stock at $1.40 per share, October 1995            320,407            320
  Net loss - ten month period ended October 31, 1995
                                                                                                  ----------         ------
BALANCE, OCTOBER 31, 1995                                                                         10,956,269         10,956





                                                                                                                      Deficit
                                                                                                                     Accumulated
                                                                                                       Additional     During the
                                                                                                        Paid-In      Development
                                                                                                        Capital         Stage

BALANCE, FEBRUARY 22, 1990 (Date of Inception)
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)                             $        -    $         -
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992                      797,406
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992                       44,998
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992                   49,998
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992                       49,998
  Issuance of common shares for cash at $.004 per share, December 1993                                     5,000
  Net loss - February 22, 1990 through December 31, 1993                                                   1,857
                                                                                                                     (1,506,765)
                                                                                                       ---------     ----------
BALANCE, DECEMBER  31, 1993                                                                              949,257     (1,506,765)


  Issuance of common shares for cash at $.015 per share, February - December 1994
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)                   21,495
  Reclassification of intercompany shares to treasury shares
  Net loss - year ended December 31, 1994
                                                                                                                       (294,194)
                                                                                                       ---------     ----------
BALANCE, DECEMBER  31, 1994                                                                              970,752     (1,800,959)

  Issuance of common shares for cash at $1 per share, January 1995 - October 1995
  Issuance of common shares for services at $1 per share, January 1995 - October 1995                    662,337
  Issuance of common shares for services at $1.40 per share, October 1995                                 60,501
  Notes payable and other liabilities converted to stock at $1.40 per share, October 1995                534,160
  Net loss - ten month period ended October 31, 1995                                                     449,808
                                                                                                                       (331,485)
                                                                                                       ---------     ----------
BALANCE, OCTOBER 31, 1995                                                                              2,677,558     (2,132,444)




                                                                                                        Treasury Stock
                                                                                                    ---------------------
                                                                                                    Shares         Amount

BALANCE, FEBRUARY 22, 1990 (Date of Inception)                                                    $         -   $      -
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992
  Issuance of common shares for cash at $.004 per share, December 1993
  Net loss - February 22, 1990 through December 31, 1993
                                                                                                   ----------     ------
BALANCE, DECEMBER  31, 1993
  Issuance  of common  shares for cash at $.015 per  share,  February - December 1994
  Issuance of common shares in reverse  acquisition with Erba,  December 1, 1994 (Note 5)
  Reclassification of intercompany shares to treasury shares
  Net loss - year ended December 31, 1994                                                          (1,202,886)    (1,203)
                                                                                                   ----------     ------
BALANCE, DECEMBER  31, 1994                                                                        (1,202,886)    (1,203)
  Issuance of common shares for cash at $1 per share, January 1995 - October 1995
  Issuance of common shares for services at $1 per share, January 1995 - October 1995
  Issuance of common shares for services at $1.40 per share, October 1995
  Notes  payable and other  liabilities  converted  to stock at $1.40 per share, October 1995
  Net loss - ten month period ended October 31, 1995
                                                                                                   ----------     ------
BALANCE, OCTOBER 31, 1995                                                                          (1,202,886)    (1,203)




                                                                                                          Total
                                                                                                      Stockholders'
                                                                                                         Equity
BALANCE, FEBRUARY 22, 1990 (Date of Inception)                                                       $       -
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)                                   64
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992         797,536
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992                     45,000
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992                     50,000
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992                 50,000
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992                      5,000
  Issuance of common shares for cash at $.004 per share, December 1993                                   2,500
  Net loss - February 22, 1990 through December 31, 1993                                            (1,506,765)
                                                                                                    ----------
BALANCE, DECEMBER  31, 1993                                                                           (556,665)

  Issuance of common shares for cash at $.015 per share, February - December 1994                       23,050
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)                  7,134
  Reclassification of intercompany shares to treasury shares                                            (1,203)
  Net loss - year ended December 31, 1994                                                             (294,194)
                                                                                                    ----------
BALANCE, DECEMBER  31, 1994                                                                           (821,878)

  Issuance of common shares for cash at $1 per share, January 1995 - October 1995                      663,000
  Issuance of common shares for services at $1 per share, January 1995 - October 1995                   60,561
  Issuance of common shares for services at $1.40 per share, October 1995                              534,541
  Notes payable and other liabilities converted to stock at $1.40 per share, October 1995              450,128
  Net loss - ten month period ended October 31, 1995                                                  (331,485)
                                                                                                    ----------
    BALANCE, OCTOBER 31, 1995                                                                          554,867






                                                                     (Continued)

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PERIOD FROM  FEBRUARY 22, 1990 (Date of  Inception)  TO DECEMBER 31, 1993,  YEAR
ENDED  DECEMBER 31, 1994, TEN MONTH PERIOD ENDED OCTOBER 31, 1995 AND YEAR ENDED
OCTOBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------------






                                                                                              Common Stock             Additional
                                                                                          ----------------------         Paid-In
                                                                                          Shares          Amount        Capital

BALANCE, OCTOBER 31, 1995                                                                10,956,269        10,956        2,677,558
  Warrants granted for services, May 1996 (Note 5)                                                                          87,500
  Issuance of common shares for services at $1 per share, May 1996 - August 1996             65,425            65           65,360
  Issuance of common shares for cash at $1.50 per share, June 25, 1996                       66,667            67           99,933
  Issuance of common shares for cash at $1.75 per share, June 25, 1996                       60,000            60          104,940
  Issuance of common shares for cash at $2 per share, June 1996 - October 1996              255,000           255          509,745
  Notes payable converted to stock at $1.50 per share, October 31, 1996 (Note 4)            400,000           400          599,600
  Issuance of common shares for cash at $3 per share, October 31, 1996                      371,875           372        1,115,253
  Issuance of common shares for cash at $5 per share, October 31, 1996                    1,000,000         1,000        4,999,000
  Issuance of common shares for cash at $1.36 per share (converted rate) under
    option agreement, October 31, 1996 (Note 1)                                              11,111            11          149,989
  Issuance of common shares in merger, October 31, 1996 (Note 1)                          1,881,632         1,882           (1,882)
  Net loss - year ended October 31, 1996
                                                                                         ----------       -------      -----------
BALANCE, OCTOBER 31, 1996                                                                15,067,979       $15,068      $10,406,996
                                                                                         ==========       =======      ===========





                                                                                    Deficit
                                                                                  Accumulated
                                                                                   During the        Treasury Stock      Total
                                                                                  Development     ------------------   Stockholders'
                                                                                    Stage         Shares      Amount     Equity




BALANCE, OCTOBER 31, 1995                                                           (2,132,444)  (1,202,886)   (1,203)     554,867
  Warrants granted for services, May 1996 (Note 5)                                                                          87,500
  Issuance of common shares for services at $1 per share, May 1996 - August 1996                                            65,425
  Issuance of common shares for cash at $1.50 per share, June 25, 1996                                                     100,000
  Issuance of common shares for cash at $1.75 per share, June 25, 1996                                                     105,000
  Issuance of common shares for cash at $2 per share, June 1996 - October 1996                                             510,000
  Notes payable converted to stock at $1.50 per share, October 31, 1996 (Note 4)                                           600,000
  Issuance of common shares for cash at $3 per share, October 31, 1996                                                   1,115,625
  Issuance of common shares for cash at $5 per share, October 31, 1996                                                   5,000,000
  Issuance of common shares for cash at $1.36 per share (converted rate) under
    option agreement, October 31, 1996 (Note 1)                                                                            150,000
  Issuance of common shares in merger, October 31, 1996 (Note 1)
  Net loss - year ended October 31, 1996                                            (3,007,547)                         (3,007,547)
                                                                                   -----------   ----------   -------   ----------
BALANCE, OCTOBER 31, 1996                                                          $(5,139,991)  (1,202,886)  $(1,203)  $5,280,870
                                                                                   ===========   ==========   =======   ==========








See notes to consolidated financial statements.                      (Concluded)

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)



CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------

                                                                                                 February 22,
                                                                         Ten                         1990
                                                                        Month                      (Date of
                                                        Year           Period         Year         Inception)
                                                       Ended           Ended         Ended             to
                                                     December 31,    October 31,   October 31,     October 31,
                                                        1994            1995         1996             1996


OPERATING ACTIVITIES:
  Net loss                                        $  (294,194)     $  (331,485)   $(3,007,547)   $(5,139,991)

  Adjustments to reconcile net loss to net cash
      used in operating activities:
    Depreciation and amortization                      32,765           29,898         27,531        152,499
    Stock based compensation expense                                                   87,500         87,500
    Expenses incurred in exchange for
      common stock                                                      70,613         65,425        626,114
  Changes in operating assets and liabilities:
    Prepaid expenses                                   19,327
    Other assets                                     (100,000)         (25,000)                     (583,589)
    Accounts payable                                   26,527          123,130        279,137        565,823
    Accrued expenses and other liabilities            148,714         (112,017)       362,687        720,055
                                                  -----------      -----------    -----------    -----------
          Net cash used in operating activities      (166,861)        (244,861)    (2,185,267)    (3,571,589)
                                                  -----------      -----------    -----------    -----------

INVESTING ACTIVITIES:
  Capital expenditures                                                                (91,900)       (91,900)
  Net (increase) decrease in notes receivable        (151,900)         (61,800)       195,702        (17,998)
                                                  -----------      -----------    -----------    -----------
          Net cash (used in) provided by
            investing activities                     (151,900)         (61,800)       103,802       (109,898)
                                                  -----------      -----------    -----------    -----------

FINANCING ACTIVITIES:
  Proceeds from long-term debt                        311,664          250,000        350,000        986,627
  Proceeds from issuance of stock                      23,050          663,000      6,980,625      8,566,775
  Repayments of long-term debt                         (1,555)        (194,000)                     (195,555)
                                                  -----------      -----------    -----------    -----------
          Net cash provided by
            financing activities                      333,159          719,000      7,330,625      9,357,847
                                                  -----------      -----------    -----------    -----------

NET INCREASE IN CASH AND
  CASH EQUIVALENTS                                     14,398          412,339      5,249,160      5,676,360

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                       463           14,861        427,200
                                                  -----------      -----------    -----------    -----------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                     $    14,861      $   427,200    $ 5,676,360    $ 5,676,360
                                                  ===========      ===========    ===========    ===========




                                                                     (Continued)

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)



CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------

                                                                                               February 22,
                                                                        Ten                       1990
                                                                       Month                    (Date of
                                                      Year            Period         Year       Inception)
                                                     Ended            Ended         Ended           to
                                                   December 31,    October 31,   October 31,    October 31,
                                                      1994             1995          1996          1996
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION - Cash
  paid during the period for interest             $   575          $   962       $   39,813     $   122,794
                                                  =======          =======       ==========     ===========


SUPPLEMENTAL DISCLOSURES OF
  NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    The Company  incurred loans
     payable to various stockholders
     in exchange for services from
     inception to October 31, 1995 totaling
     $450,128. In October 1995, the Company
     repaid these and other stockholder loans and current liabilities totaling
     $984,669 by issuing 700,901 common shares of the Company

    In October  1995,  the  Company  repaid
     loans  payable to a  stockholder  of
     $600,000 by issuing 400,000 common
     shares of the Company





See notes to consolidated financial statements.                      (Concluded)

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1994, TEN MONTH PERIOD ENDED
OCTOBER 31, 1995, YEAR ENDED OCTOBER 31, 1996 AND
PERIOD FROM FEBRUARY 22, 1990 (DATE OF INCEPTION) TO OCTOBER 31, 1996



1.    ORGANIZATION AND BASIS OF PRESENTATION


      BIONUTRICS, INC. ("BIONUTRICS") - Subsequent to October 31, 1996, NutraGenics, Inc. ("NutraGenics") changed its name to Bionutrics. Bionutrics and its wholly-owned subsidiaries, LipoGenics, Inc. ("LipoGenics"), Bionutrics Health Products, Inc. (formed in November 1996 to market the Company's product), and Nutrition Technologies Corporation ("Nutrition Technologies") (collectively referred to as the "Company") is considered a development stage company under Statement of Financial Accounting Standards ("SFAS") No. 7 since no revenues have been earned from the Company's planned principle operations.



      Revenues to date represent amounts derived from a short-term agreement licensing certain proprietary technology, which expired in 1996. The planned principal operations are the development, manufacturing, marketing and selling of dietary supplements using proprietary technology (the "Technology"). The dietary supplement that the Company will be producing and marketing is known as Clearesterol. The product is expected to be marketed beginning in the second or third quarters of fiscal 1997.


      Effective with the December 31, 1994 year-end, the Company changed to a fiscal year-end of October 31.


      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from February 22, 1990 (date of inception) to October 31, 1996, the Company incurred net losses of approximately $294,000, $331,000, $3,008,000 and $5,140,000, respectively, however, as of October 31, 1995 and 1996, the Company's current assets exceeded its current liabilities by approximately $185,000 and $4,740,000, respectively, and its total assets exceeded its total liabilities by approximately $555,000 and $5,281,000, respectively. Losses incurred to date, the Company's development stage status and the uncertainty regarding the potential market for the Company's product may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.


      The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, maintaining adequate financing, and ultimately to attain successful operations.

      Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations through the issuance of common stock in private nonregistered transactions. Subsequent to October 31, 1996, the Company obtained $4,200,000 through an overseas common stock offering and is in process of obtaining an additional $1,800,000. In addition, management intends to further the Company through execution of various distribution and manufacturing agreements and through the development of nonsupplemental technology products.



      To date, management's efforts have been primarily directed towards obtaining initial capital and financing, developing manufacturing and distribution arrangements for its dietary supplement product, conducting research and development, applying for patent approvals and recruiting employees.



      On July 13, 1992, LipoGenics, Inc. ("LipoGenics"), a Delaware corporation incorporated on July 13, 1992, acquired all of the outstanding shares of the common stock of Pentad Foods International, Ltd. ("Pentad"), an Arizona corporation incorporated on February 22, 1990, in exchange for 64,400 shares of LipoGenics' common stock.



      On October 31, 1996, NutraGenics acquired LipoGenics, a company controlled by the controlling stockholders of NutraGenics, through the exchange of 2,092,743 shares of its common stock for all 211,111 shares of outstanding common stock of LipoGenics. LipoGenics had previously developed the technology and was the owner of patent applications underlying the technology. The business combination has been accounted for in a manner similar to a pooling-of-interests, and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of LipoGenics. In October 1994, NutraGenics issued 1,202,886 shares of its common stock to LipoGenics in consideration for a license agreement under which NutraGenics was given the right to produce and market products. As a result of the pooling, the common stock of NutraGenics owned by LipoGenics, now a wholly-owned subsidiary, has been classified as treasury stock.



      LipoGenics and its predecessors effectively commenced operations in 1990 and NutraGenics effectively commenced operations in 1994. Accordingly, the financial statements reflect the accumulated losses of both NutraGenics and LipoGenics.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the amounts of Bionutrics and its wholly-owned subsidiaries, LipoGenics, and Nutrition Technologies. All significant intercompany balances and transactions have been eliminated.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.


      PROPERTY AND DEPRECIATION - Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets, which range from three to five years. Expenditures for additions are capitalized. Expenditures of a repair and maintenance nature are expensed when incurred.

      LICENSING FEES - The Company recognizes licensing fees as revenue when received.



      PATENTS - Legal and other costs related to patent applications are capitalized as incurred and amortized using a straight-line basis over 17 years commencing at the date patent approval is obtained. Patents currently capitalized and unamortized relate to both the processes and products associated with the Company's business.


      INCOME TAXES are accounted for under the asset and liability approach, which can result in recording tax provisions or benefits in periods different from the periods in which such taxes are paid or benefits realized. Deferred federal income taxes result principally from certain tax carryforwards that are recognized for financial reporting purposes in different years than for income tax reporting purposes.

      RESEARCH AND DEVELOPMENT - The cost of research and development is charged to expense as incurred.


      FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair values of notes receivable, accounts payable, accrued compensation and other accrued liabilities approximate the carrying value due to the short-term nature of these instruments.



      STOCK OPTIONS have been accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Options granted to consultants or independent contractors are recorded as expense, based on the fair market value of the stock, at the date of grant.



      NEWLY ISSUED ACCOUNTING PRONOUNCEMENT - In October 1995, SFAS No. 123, Accounting for Stock Based Compensation, was issued. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans and the related disclosures. The Company is required to adopt the disclosure requirements of SFAS No. 123 for the year ending October 31, 1997, as they relate to employee stock based compensation plans. The Company has not completed the process of evaluating the impact that will result from SFAS No. 123, but no material impact on the results of operations or the financial condition of the Company is expected. SFAS No. 123 is effective for non-employee stock based compensation plans for all transactions entered into after December 15, 1995.


3.    NOTES RECEIVABLE

      At October 31, 1996, a stockholder and employee owes the Company $16,665 on a note receivable. Principal plus interest calculated at 8% per annum are due on or before April 30, 1998.


      Notes receivable of $147,000 and the related accrued interest at October 31, 1995, were converted to compensation during the fiscal year ended October 31, 1996 and recorded as compensation expense. Remaining notes receivable of $50,000 at October 31, 1995, from a stockholder, were repaid during 1996.


4.    NOTE PAYABLE

      At October 31, 1995, the Company had a note payable of $250,000 to a stockholder of the Company and during 1996, the same stockholder advanced an additional $350,000 to the Company. Prior to October 31, 1996, the stockholder exercised the right and option under the note agreements to accept as repayment 400,000 shares of unregistered common stock of the Company at a price of $1.50 per share.

5.    STOCKHOLDERS' EQUITY


      On December 29, 1994, Erba Corporation ("Erba"), a Nevada corporation with no operations, acquired all 143,204 shares of the common stock of NutraGenics, Inc., a Delaware corporation incorporated on April 5, 1994 ("NutraGenics - Delaware"), in exchange for 7,134,066 shares of Erba's common stock. Erba then changed its name to NutraGenics, Inc. For accounting purposes, the acquisition has been treated as a reverse-acquisition of Erba by NutraGenics - Delaware with NutraGenics - Delaware being treated as the acquiror ("reverse-acquisition"). The historical financial statements prior to December 29, 1994, are those of NutraGenics - Delaware. The pro forma effects of the acquisition for the period prior to the acquisition are not significant.



      EMPLOYEE STOCK-BASED COMPENSATION - At October 31, 1995, the Company granted 180,000 options to a stockholder and board member to purchase shares of the Company's unregistered common stock at an exercise price of $1.50 per share for a period of three years commencing October 31, 1995. No options under this agreement have been exercised at October 31, 1996.



      At October 31, 1996, the Company authorized 1,900,000 shares of common stock for issuance under its 1996 Stock Option Plan (the "1996 Plan") to key personnel, consultants and independent contractors. The options are granted to purchase common stock at 100% (110% for an optionee who is a 10% stockholder) of the fair market value of the stock on the date of grant. Options granted under this plan can be exercisable for a period of up to ten years from the date of grant (five years for an option granted to a 10% stockholder). All participants are eligible to receive stock awards and stock appreciation rights, as to be determined by the Company's board of directors. At October 31, 1996, 1,223,000 options with a five year exercise period and an option price of $5 were granted under the plan. These options vest equally over a three year period from the date of grant. No stock awards or stock appreciation rights have been granted under the plan. No options under the 1996 Plan have been exercised at October 31, 1996.



      NONEMPLOYEE STOCK-BASED COMPENSATION - At July 21, 1992, the Company granted 110,144 options to a stockholder to purchase shares of the Company's unregistered common stock at a total exercise price of $150,000 expiring on the earlier of July 21, 2002, or a public offering of the Company's shares of common stock, none of which have been exercised at October 31, 1996. Options to another stockholder under a similar agreement were fully exercised at October 31, 1996.



      In May 1996, the Company  granted  600,000  warrants to a stockholder  and board member to purchase shares of common stock at an exercise price of $2.50 per share for the first 300,000 shares and $4 per share for the remaining 300,000 shares in exchange for consulting services rendered, or to be rendered, to the Company. Of the 600,000 warrants granted, 200,000 became exercisable at the date of grant and the remaining warrants become exercisable at a rate of 50,000 per quarter commencing August 1996 through May 1998. All warrants have ten year exercise periods. The fair value of each warrant is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions used for grants in 1996: risk free interest rate of 6%; expected dividend yield of 0%; expected life of five years; and, expected volatility of 60%. Compensation related to warrants granted at fair market value totaling $87,500 was expensed during 1996. None of the warrants granted under this agreement have been exercised at October 31, 1996.

6.    INCOME TAXES


      The Company had no income tax liability at December 31, 1994, October 31, 1995 or 1996, as it has generated operating losses to date. At October 31, 1996, the Company had available for federal income tax purposes the following tax carryforwards:



Year of Expiration                                     Amount


2009                                                 $1,801,000
2010                                                    331,000
2011                                                  3,008,000
                                                     ----------
Total net operating losses                           $5,140,000
                                                     ==========


      At October 31, 1995 and 1996, a deferred tax asset of approximately $725,000 and $1,748,000, respectively, relating to such potential tax benefits was fully offset by a valuation allowance.

7.    OPERATING LEASE


      The Company leases office space under a three year operating lease beginning December 1, 1995, which contains option renewal provisions and escalation of future rents. Total rental expense was approximately $96,000 for fiscal year 1996. Future minimum lease payments under noncancellable operating leases at October 31 are as follows:



1997                                              $ 94,800
1998                                                97,700
1999                                                 8,100
                                                  --------

Total                                             $200,600
                                                  ========



8.    RELATED PARTY


      Various stockholders have provided consulting and other administrative services to the Company. Expense for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from inception to October 31, 1996 was approximately $55,000, $69,000, $469,000 and $977,000, respectively, and is included in consulting, research and development, and other operating expenses in the accompanying consolidated statements of operations.



      Interest paid to stockholders in connection with outstanding notes was approximately $46,000, $34,000, $35,000 and $213,000 for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from inception to October 31, 1996, respectively.

9.    JOINT VENTURE


      On July 31, 1996, the Company entered into an agreement with InCon Technologies, L.L.C. to form a limited liability company ("joint venture") to undertake the further research and development of certain non-proprietary dietary supplements and other non-proprietary nutritional and health promoting products and to manufacture, market and sell existing, as well as newly developed supplements and products. The two companies will share equally in the capital contributions, profits and losses derived, and management of the joint venture. No costs were incurred prior to October 31, 1996, however, approximately $400,000 was incurred subsequent to year-end.


                                   * * * * * *

                               BIONUTRICS, INC.
                               QUARTERLY REPORT
                    FOR THE QUARTER ENDED JANUARY 31, 1997
                              TABLE OF CONTENTS




Consolidated Balance Sheets-
      January 31, 1997 (unaudited) and October 31, 1996  ..............     1

Consolidated Unaudited Statements of Operations -
      Three Months Ended January 31, 1997 and 1996  ...................     2

Consolidated Unaudited Statements of Cash Flows-
      Three Months Ended January  31, 1997 and 1996  ..................     3

Notes To Consolidated Financial Statements ............................     4

Managements Discussion and Analysis of Financial Condition and
      Results of Operations............................................     5

[BIONUTRICS LOGO]
CONSOLIDATED BALANCE SHEETS



                                                        JANUARY 31,      OCTOBER 31,
                                                           1997             1996
                                                        (UNAUDITED)
                                                       ------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                            $  4,521,012      $  5,676,360
  Inventory                                                  33,962
  Prepaid expenses                                           84,168
  Other receivable                                           14,638
                                                       ------------------------------
            Total Current Assets                          4,653,780         5,676,360
                                                       ------------------------------

PROPERTY, PLANT and EQUIPMENT                               539,982            91,900
  Less-Accumulated depreciation                             (27,386)          (21,701)
                                                       ------------------------------
            Net Property, Plant and Equipment               512,596            70,199
                                                       ------------------------------

OTHER ASSETS:
  Notes Receivable                                                             16,665
  Accrued interest                                                              1,333
  Patent applications and other related costs               451,682           452,791
  Other                                                     400,000
                                                       ------------------------------
            Total Other Assets                              851,682           470,789
                                                       ------------------------------

TOTAL                                                  $  6,018,058      $  6,217,348
                                                       ==============================



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable                                     $    235,367      $    565,823
  Accrued Liabilities                                       344,000           370,655
                                                       ------------------------------
            Total Current Liabilities                       579,367           936,478
                                                       ------------------------------

STOCKHOLDERS' EQUITY
  Common Stock                                               15,307            15,068
  Additional Paid in Capital                             11,816,061        10,406,996
  Deficit accumulated during the development stage       (6,391,474)       (5,139,991)
  Common stock in treasury                                   (1,203)           (1,203)
                                                       ------------------------------
            Total stockholders' equity                    5,438,691         5,280,870
                                                       ------------------------------

TOTAL                                                  $  6,018,058      $  6,217,348
                                                       ==============================



The accompanying notes are an integral part of these consolidated balance sheets

[BIONUTRICS LOGO]
Consolidated Statements of Operations
 (Unaudited)



                                                         Three Months
                                                       Ended January 31,
                                               --------------------------------
                                                    1997               1996
                                               ------------        ------------
REVENUES:                                      $          0        $          0
                                               ------------        ------------
EXPENSES:
  Consulting Services                               288,441              33,782
  Research and development                           62,474              92,295
  Other operating expenses                          956,323             457,757
                                               ------------        ------------
         Total expenses                           1,307,238             583,834
                                               ------------        ------------
OTHER (EXPENSE) INCOME:
  Interest Income                                    55,992                 819
  Interest Expense                                                      (15,925)
  Loss on disposal of asset                            (237)
                                               ------------        ------------
         Total other expense                         55,755             (15,106)
                                               ------------        ------------
LOSS BEFORE PROVISION FOR
  INCOME TAXES                                   (1,251,483)           (598,940)
                                               ------------        ------------
PROVISION FOR INCOME TAXES                                0                   0
                                               ------------        ------------

NET LOSS                                       $ (1,251,483)       $   (598,940)
                                               ============        ============


Earnings per common share and
common share equivalent                        $      (0.08)       $      (0.06)
                                               ============        ============
Weighted average number of common
shares and common share equivalents
outstanding                                      15,222,451          10,956,269
                                               ============        ============



The accompanying notes are an integral part of these consolidated statements of operation

[BIONUTRICS LOGO]
Consolidated Statements of Cash Flows
 (Unaudited)



                                                                        Three months
                                                                      Ended January 31,
                                                                 --------------------------
OPERATING ACTIVITIES:                                                1997           1996
                                                                 --------------------------
Net Loss                                                         $(1,251,483)     $(598,940)
Adjustments to reconcile net loss to cash used in operations:
  Depreciation and amortization                                        7,984          4,915
  Expenses incurred in exchange for common stock                      25,000
  Non-employee stock based compensation                               18,000
Changes in operating assets and liabilities:
  Receivables                                                          3,361        197,000
  Inventory                                                          (33,962)
  Prepaids                                                           (84,168)
  Accounts payable and accrued liabilities                          (357,113)        79,221
                                                                 --------------------------
         Net cash used in operating activities                    (1,672,381)      (317,804)
                                                                 --------------------------
INVESTING ACTIVITIES:
Capital expenditures                                                (449,271)       (48,109)
Investment in NuRx                                                  (400,000)
                                                                 --------------------------

         Net cash (used in) provided by investing activities        (849,271)       (48,109)
                                                                 --------------------------
FINANCING ACTIVITIES:
Proceeds from issuance of stock                                    1,366,304
                                                                 --------------------------
         Net cash provided by financing activities                 1,366,304              0
                                                                 --------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                         (1,155,348)      (365,913)
                                                                 --------------------------
CASH AND CASH EQUIVALENTS, BEG OF PERIOD                           5,676,360        427,200
                                                                 --------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 4,521,012      $  61,287
                                                                 ==========================




The accompanying notes are an integral part of these consolidated statements of cash flow

                               BIONUTRICS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A- The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not included all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The results of operations for the three month period ended January 31, 1997 are not necessarily indicative of the operating results that may be expected for the entire year ending October 31, 1997. These financial statements should be read in conjunction with the Company's October 31, 1996 financial statements and accompanying notes thereto.



NOTE B- Net Loss per share is computed by dividing net loss by the weighted average number of common shares assumed outstanding during the three-month periods. Options and warrants are excluded from the net loss per share calculation as they are anti-dilutive.



NOTE C- The company raised $1,366,304 in capital through issuance of common stock during the quarter ended January 31, 1997. This capital stock was issued at $5.00 to $7.00 per share.



NOTE D- The company invested $400,000 in a joint venture with InCon Technologies during the quarter ended January 31, 1997. On July 31, 1996, the Company entered into an agreement with InCon Technologies, L.L.C. to form a limited liability company ("joint venture") to undertake the further research and development of certain non-proprietary dietary supplements and other non-proprietary nutritional and health promoting products and to manufacture, market and sell existing, as well as newly developed supplements and products. The two companies will share equally in the capital contribution, profits and losses derived, and management of the joint venture.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS



Three months ended January 31, 1997 and January 31, 1996



         There were no revenues recorded in the first quarter as the Company is presently transitioning from research and development to sales and distribution. The sale of its first product is targeted for April 1997.



         Consulting services were $288,441 for the quarter ended January 31, 1997 compared to $33,782 for the same period in 1996. This increase is primarily attributable to expenditures relating to preparation for product introduction.



         Research and development expenses were $62,474 for the quarter ended January 31, 1997 compared to $92,295 for the same period in 1996. This decrease is due to lower levels of research and development as the Company is moving from a research to a production mode.



         Other operating expenses were $956,323 for the quarter ended January 31, 1997 compared to $457,757 for the same period in 1996. This increase in operating expenses is due primarily to higher levels of salaries and related costs for anticipated product sales and distribution in the second quarter of 1997.



         Interest income was $55,992 for the quarter ended January 31, 1997 compared to $819 for the same period in 1996 due to increased levels of cash.



         Net loss increased to $(1,251,483) or $(.08) per share for the quarter ended January 31, 1997 from $(598,940), or $(.06) per share, for the quarter ended January 31, 1996 due to increased levels of expenses as outlined above.



LIQUIDITY AND CAPITAL RESOURCES



Three months ended January 31, 1997 and January 31, 1996



         Net cash used in operating activities during the quarter ended January 31, 1997 was $1,672,381 as compared to $317,804 during the same period in 1996. The increase in cash used is primarily due to increased expenses incurred in preparation for the launch of the Company's product in the second quarter.



         Net cash used in investing activities during the quarter ended January 31, 1997 was $849,271 as compared to $48,109 during the same period in 1996. This increase is attributable to a $400,000 investment in a joint venture and capital expenditures for manufacturing operations.



         The Company received proceeds from issuance of its Common Stock in the quarter ended January 31, 1997 of $1,366,304 versus $0 for the same period in 1996.